UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)

Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
DEAR SHAREHOLDERS
     In my shareholder communications this year, I have stressed our 2008 focus of setting a strong foundation for growth in our traditional markets of cement and coal and minerals and expanding our horizons to adjacent industries. While I am pleased to report our nine month results reflect continued advances in establishing this strong foundation, it is clear that the international financial conditions that have surfaced in recent weeks will require us to look at options to best adapt to these market changes. We must ensure that we are structured to minimize costs and maximize profitability, preserving shareholder value through the crisis period and placing ourselves in a position to capitalize on opportunities that become available as conditions recover. We are well into the process of considering alternatives and formulating a plan to have in place as we start 2009. Our view of the market dynamics and our objectives going forward are described in this shareholder letter.
     First, I would like to summarize our operating results for the first nine months and third quarter of 2008. Our presentation of first and second quarter results included pro forma results, i.e., results excluding unrealized currency losses or gains on certain cash held for investment in business growth. During the third quarter of 2008 we converted our cash held for investment in business growth back into the original functional currencies through derivative transactions, thereby effectively realizing a foreign exchange gain. The after-tax foreign exchange gain, net of the loss on the related derivatives, for the nine months and three months ended September 30, 2008 amounted to $1.2 million and $6.6 million respectively. As this gain is now effectively realized, the analysis and commentary in this letter relate to reported results. Pro forma results that exclude the foreign exchange gain are presented in the MD&A for reference purposes.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
NINE-MONTHS AND THIRD-QUARTER
OPERATING RESULTS
     On a nine-month comparative basis of 2008 over 2007, revenues were up 14%; order intake was up 28%; backlog was up 36%; income from continuing operations was up 52%; and earnings per share (diluted) from continuing operations were up 51%.
     For the nine months ended September 30, 2008, KHD reported revenues of $474.7 million, a 14% increase over the $416.9 million for the first nine months of 2007. Income from continuing operations for the nine months ended September 30, 2008 was $57.9 million, an increase of 52% over the $38.1 million for the same period of 2007. Earnings per share (diluted) from continuing operations were $1.89, an increase of 51% over the $1.25 for the first nine months of 2007.
     The number of shares issued and outstanding for the nine months ended September 30, 2008 was 30,360,179 and the weighted average number of shares was 30,628,990 on a diluted basis.
     For the quarter ended September 30, 2008, KHD reported revenues of $193.6 million, a 29% increase over the $150.4 million for the third quarter of 2007. Income from continuing operations for the third quarter of 2008 was $30.8 million, an increase of 56% over the $19.7 million for the same period of 2007. Earnings per share (diluted) were $1.01, an increase of 58% over the $0.64 for the third quarter 2007.
     The number of shares issued and outstanding for the quarter ended September 30, 2008 was 30,514,255 and the weighted average number of shares was 30,649,899 on a diluted basis.
     Order intake is defined as the total value of all orders received during the respective period, while order backlog is defined as the value of orders received but not yet fulfilled.
     Order intake for the nine months ended September 30, 2008 was $689.9 million, an increase of 28% over the first nine months of 2007: 53% of the first nine months’ order intake came from the emerging Russia/Eastern Europe region, 27% from the emerging Asian region and 13% from the Middle East region.
     Order intake for the quarter ended September 30, 2008 was $81 million, a decrease of 65% from the third quarter of 2007: 55% of the third quarter intake came from the Middle East region and 23% from the emerging Russia/Eastern Europe region. This decrease in order intake for the third quarter was primarily a result of delays in project awards by customers reviewing their financing alternatives in light of credit market dynamics.
     Order backlog as of September 30, 2008 was $1.1 billion, up 39% over the same period of 2007. The majority of the order backlog is in the world’s emerging economies: 39% in Russia/Eastern Europe, 27% in Asia and 26% in the Middle East.
     At the end of the third quarter of 2008, KHD had $408.4 million in cash, cash equivalents, short-term cash deposits and short-term securities. The current working capital ratio was 1.7. Shareholders’ equity rose to $351.6 million and the long-term debt-to-equity ratio was 0.04.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

ORDER BACKLOG BY REGION Q3.08	ORDER INTAKE BY REGION Q3.08

CURRENCY EFFECTS
     During the first quarter of 2008, we concluded that cash required in the business operations should be held in the currency most commonly used by our operating subsidiaries, while cash available for investment should be held in our reporting currency, the United States dollar. Based on the results of this evaluation, we converted Euros into $100 million in our European subsidiaries whose functional currency is the Euro, not the United States dollar. The advantage of this approach is that the cash set aside for reinvestment in the business does not fluctuate as exchange rates move. The disadvantage is that GAAP requires us to record unrealized losses and gains in income on these funds as they are held in companies whose functional currency is other than the United States dollar.
     Throughout the first nine months of 2008, the value of the United States dollar against the Euro has fluctuated dramatically. In accordance with GAAP, this has resulted in significant quarterly income statement fluctuations. While we continue to believe that holding cash available for investment in future business growth in United States dollars is a sound strategic objective, we recognize that the quarterly income statement fluctuations create confusion and make meaningful comparison of operating performance difficult. During the third quarter of 2008, we effectively sold $100 million and purchased Euros through derivative transactions, resulting in a foreign exchange gain. We continue to pursue strategies that will allow us to hold United States dollars in entities whose functional currency is the United States dollar.
PERFORMANCE
     For the nine month period ended September 30, 2008, the gross profit margin was 19%, compared to 14% for the same period in 2007, and was 19%, compared to 14%, for the three-month periods ended September 30, 2008 and 2007, respectively. Several factors contributed to the increase in our gross profit margin including more efficient project execution on a number of projects, the success of our global procurement initiative, and the completion of warranty periods on several projects at better than historical levels, resulting in the release of provisions on the expiration of these warranty periods. We have been targeting and will continue to target projects where we judge the returns to be reasonable and the risks to be controllable.
     General and administrative expenses, excluding stock-based compensation, increased to $39.4 million for the nine month period ended September 30, 2008 from $31.3 million in 2007. For the three month period ended September 30, 2008, general and administrative expenses, excluding stock-based compensation, increased to $12.8 million from $11.0 million in 2007. As a large proportion of our expenses are incurred in currencies

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
other than the dollar, and a weakening of the average value of the dollar during the reporting periods therefore increased our reported expenses. General and administrative expenses for the nine month period increased by approximately $8.1 million, and for the three month period by $0.6 million, as a consequence of the weaker dollar. Additional costs related to increased research and development expenditures were also incurred. The remaining increase is primarily linked to the growth of management, administrative and supporting services for the expansion of business activities.
     Finally, our first nine months’ return on sales increased from 9% in 2007 to 12% in 2008.
CEMENT
     Cement revenues for the nine months ended September 30, 2008 were $407.3 million, an increase of 8% over the $375.5 million for the same period in 2007. For the quarter ended September 30, 2008, Cement revenues were $165.4 million, a 23% increase over the $134.3 million for the third quarter of 2007. As discussed on a number of occasions, fluctuations in revenues on a quarter to quarter comparison are to be expected due to the “percentage of completion” revenue recognition method we use to recognize revenue on our projects and the variation in project mix quarter to quarter vis-à-vis engineering and equipment deliveries.
CEMENT ORDER INTAKE
     Cement order intake for the nine months ended September 30, 2008 was $625.6 million, a 41% increase over the $442.4 million booked in the same period of 2007. For the three months ended September 30, 2008, Cement order intake was $64.4 million, a 67% decrease from the third quarter of 2007. As noted earlier, this decrease is primarily a result of delays in project awards by customers reviewing their financing alternatives in light of credit market dynamics.
     For the nine months ended September 30, 2008, over 90% of the order intake originated in the Russia/Eastern Europe, Asia and Middle East regions. In the third quarter, over 70% of the order intake originated in the Middle East and Russia/Eastern Europe regions.
CEMENT BACKLOG
     The Cement order backlog of $982.2 million at September 30, 2008 is an increase of 46% over the corresponding period of 2007. Over 90% of this backlog is in the emerging markets of Russia/Eastern Europe, Asia and the Middle East.
COAL AND MINERALS
     Coal and Minerals revenue for the nine months ended September 30, 2008 was $67.4 million, a 63% increase over the $41.4 million recorded in the first nine months of 2007. For the three months ended September 30, 2008, Coal and Minerals revenue was $28.1 million, an increase of 73% over the third-quarter 2008 revenue of $16.2 million.
COAL AND MINERALS ORDER INTAKE
     Order intake for Coal and Minerals for the nine months ended September 30, 2008 was $64.3 million, which is 33% below the pace set in 2007 of $95.3 million. For the third quarter of 2008, order intake was $16.7 million, 53% below the $35.7 million booked in the same period of 2007. Coal and Minerals order intake has been affected by the credit market dynamics just as our cement order intake was affected.
COAL AND MINERALS BACKLOG
     The Coal and Minerals backlog at the close of the third quarter of 2008 was $85.6 million, a decrease of 14% from the corresponding period of 2007.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30, 2008

PROJECT	PROJECT LOCATION	SUBJECT
J.P. Himachal Grinding	Asia	Cement grinding plant with roller press
CNSAL	Middle East	Capacity increase from 2,000 to 3,800 t/d
Raysut Cement	Middle East	Cement production line 2,000 / 2,200 t/d
Grasim Kotpuli	Asia	Preheater, kiln and pyrofloor
Cemex Balcones	N/S America	Pyro line 3,500 t/d, preheater, rotary kiln
Grasim Aditya	Asia	Pyro line 8,000 t/d, cement grinding
Ultratech Tadapatri	Asia	8,000 t/d cement plant, pyro section, cement grinding
Maras	Middle East	Kiln line 3,800 t/d clinker production
Buzzi Unicem, River 7000	N/S America	Kiln line
Mordow 3	Russia	Engineering and parts
Orissa Cement	Asia	4,000 t/d kiln line
Lafarge Askaka	Africa	Coal mill
Hanson Permanente	N/S America	2 Mill shells
Lafarge Mejia	Asia	Grinding plant
Souk El Khamis	Africa	Clinker cooler upgrade
South Valley	N/S America	Spares kiln line 5,000 t/d
LCC Benghazi 3	Africa	Rehabilitation of kiln section
Hubei Yadong	Asia	Kiln line 4,200 t/d
Orient Cement Devapur I & III	Asia	Roller press 13 + roller press 16
Grasim Aligarh	Asia	Grinding line, roller press and VSK separator
Raysut IV	Middle East	2 Roller press 7, separator, pyrofloor, water treatment
Deccan Cement	Asia	Pyro process and grinding
Ultratech (Awarpur)	Asia	Coal washery with batac jig and cyclones
Ultratech (Hirmi)	Asia	Coal washery with cyclones
Lukavac	Eastern Europe	Clinker production line 2,000 t/d
Denizli	Middle East	Mill upgrade with roller press
Cemex Yaqui	N/S America	Kiln line 3,500 t/d
Jaypee Group	Asia	Pyro process and grinding
Chettinad Cement - Orient	Asia	Grinding line with roller press and upgrade cooler
Cemex Bayano	N/S America	Kiln line 3,500 t/d preheater tertiary airduct system
Bhusan Power & Steel	Asia	Coal washery plant
S.V. Power Coal Washery	Asia	Coal washery plant
Adanac	N/S America	2 Roller press
Ashaka Lignite	Asia	Grinding line
AKCC Al Katrana	Middle East	Cement production line 5,000 t/d
Hasanoglan	Middle East	Clinker production line 2,500 t/d
Himachal II	Asia	Kiln line 6,000 t/d
Sengilej	Russia	Cement production line 3,000 t/d
Shree Cement	Asia	Grinding line
Jindal Stainless Ltd	Asia	Coal washery plant
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

SUMMARY OF ORDER BACKLOG AT SEPTEMBER 30, 2008

PROJECT	PROJECT LOCATION	SUBJECT
RP Vasilkovka	Russia	2 Roller press
Sibirski	Russia	2 Roller press
Krasnojarsk	Russia	Automation system
JSW Cement (Jindal)	Asia	Grinding line with roller press and separator
Sangwon	Middle East	Cement plant 2 lines
Duro Felguera II	N/S America	Mims permos 14x
Severstal	Russia	Slurry coal benefication
Bhusan Steel Ltd	Asia	Coal washery plant
JSW Cement	Asia	9 Roller presses and pyro line
LLC Benghazi 3	Africa	Rehabilitation and modernization
Sichuan Yadong II	Asia	Kiln line 4,200 t/d
Novotroizk 2	Russia	Pyro process and grinding
Novotroizk	Russia	Fabrication
Krasnoyarsk Cement	Russia	Automation system
Akmenes	Russia	Pyro process and grinding
Shree Pro line VII	Asia	Pyro processing line
Shree Grinding	Asia	Grinder
Dalmia Cement	Asia	Pyro process and grinding
Star Cement	Asia	Grinding
Perwomaiskij	Russia	Cement production line 6,000 t/d
Sijiaying Tanggang	Asia	2 Roller presses
Novi Popovac Petrus	Eastern Europe	Rotary kiln and clinker cooler
Bearwar, RAS Suratgarh	Asia	3 Roller presses
Mordow 5 Opoka Trockner	Russia	Opoka drying
Prosper	Europe	Batac
Specturm Coal Wash	Asia	Coal washery
Global Coal Washery	Asia	Coal washery
Aryan Coal Wash	Asia	Coal washery
Carbossulcis	Europe	Pneuflot
Eagle Mountain	N/S America	New line expansion
Bmic Assiut	Middle East	New kiln line 5,000 t/d
Singelei	Russia	Fabrication
Patnaik Mineral	Asia	Iron ore benefication plant
Beeshoek BKM	S. Africa	4 Batac, 4 bucket conveyor
Adaro	Asia	Coal benefication
Comilog Gabon	Africa	Jones, permos
Utkal Alumina In’t	Asia	Disc filters
ADM	Australia	Roller press refurbishment
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PROGRESS OF THE 2008 FOCUS
Foundation for Growth in Traditional Markets
     A solid foundation for growth requires KHD to be well positioned in the markets with the greatest potential for projects. Infrastructure is the key driver of cement consumption and mineral commodity prices around the world. The regions of the world with the greatest infrastructure demands are Asia, Russia/Eastern Europe and the Middle East.
     KHD has focused its expansion activities in these markets and has achieved a significant position in each, with over 90% of our cement backlog at September 30, 2008, almost one billion dollars, originating from these three regions. KHD’s balance sheet is strong with $408.4 million in cash, cash equivalents, short-term cash deposits and short-term securities; a current working capital ratio of 1.7; shareholders’ equity of $351.6 million; and a long-term debt-to-equity ratio of 0.04.
     The changing economic climate requires a change in KHD’s focus from growth to sustaining equity during this period of uncertainty and positioning KHD to effectively capitalize on opportunities that become available as conditions improve.
     KHD’s primary business is selling capital equipment to cement producers. There is little doubt that the shortage of credit will impact the international construction market. We expect the recent trends of demand growth, consolidation and capital expenditures in the cement industry to moderate. Many of our customers are facing liquidity problems. Some have approached us to discuss renegotiating contracts. We are closely monitoring market communications concerning our customers. Some are revisiting their capital expenditure plans by assessing the impacts of the tight credit markets, assuming demand for product will be penalized, and weighing the decrease in freight rates vis-à-vis import options. While the extent of their reductions in capital expenditures is not yet known, it is clear that we should expect some projects to be delayed, others cancelled, and a decrease in the number of project opportunities.
     KHD is currently evaluating alternatives to adapt to these changing market conditions. We are reviewing each project in our backlog and the economic value of our other assets in light of the world financial crisis, and will develop a plan to minimize costs and maximize profitability, preserve shareholder value through the crisis period, and take an optimum position to capitalize on opportunities that become available as conditions recover. It is our intention to finalize the plan, obtain Board approval, and have it implemented by the beginning of 2009.
     We know of no historic precedent for this rapid and dramatic change in world credit markets and the associated impact on our customer base. Consequently, despite our strong financial performance through three quarters, we are not in a position to confirm our guidance on earnings and order intake for 2008 at this time.
     The key elements of my message to you at this unique point in our company’s history are best summarized as follows:
▪	Our objectives for 2008 were twofold; one was to establish a strong foundation in our traditional business. Our financial results through the first nine months of 2008, particularly record revenues, very strong margins, record earnings and our one-billion-dollar backlog founded in the world’s emerging economies clearly demonstrate a strong degree of success towards achieving this objective. Our second 2008 objective was to expand our horizons to adjacent industries, and to that end we built a strong unrestricted cash reserve.

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

▪	We have a balance sheet characterized by strong ratios and with effectively no debt.

▪	We find our customers faced with unprecedented financial challenges due to international credit market dynamics, and they are re-evaluating what had been their ambitious capital expenditure plans.

▪	We must adapt quickly to these changes in conditions. We must be prepared to negotiate effectively with customers looking to delay or cancel projects. We must be prepared to negotiate effectively with suppliers whose orders will be affected as a consequence of customer actions. We must quickly structure KHD to minimize costs, maximize profits, and sustain shareholder value in this changing environment. We must position KHD in a manner that will enable us to capitalize on potential opportunities that will be created by these market dynamics.
Fortunately, the strong foundation we have built at KHD, particularly the depth of our management and the characteristics of our backlog and balance sheet, provides us with the tools required to adapt effectively and efficiently to the challenges ahead. We are well into the process of considering alternatives and formulating a plan to have in place as we start 2009. I look forward to providing you with the details of our plan in the near future.
Respectfully Submitted,

Jim Busche
President and Chief Executive Officer

PRESIDENT’S REPORT

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS
(November 12, 2008)

The following discussion and analysis of our financial condition and results of operations for the three and nine-month periods ended September 30, 2008 should be read in conjunction with our 2007 annual (as contained in our 2007 annual report on Form 20-F) and quarterly consolidated financial statements and related notes. Our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our 2007 audited consolidated financial statements to U.S. GAAP, see Note 22 to our 2007 audited consolidated financial statements in our 2007 annual report on Form 20-F.

We are a foreign private issuer with a class of securities registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2007 and 2006 has been extracted from our annual report on Form 20-F, as filed with the United States Securities and Exchange Commission on March 31, 2008.

Disclaimer for Forward-Looking Information

Certain statements in this quarterly report are forward-looking statements, which reflect our management’s expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of September 30, 2008. These assumptions, which include management’s current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage our assets and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) an extended downturn in general economic conditions in Asia, Europe, Russia, Eastern Europe, the Middle East, the United States and internationally including, the worldwide economic downturn resulting from the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment, liquidity concerns and other factors, (2) a decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by our competitors, (6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond our control.

There is a significant risk that our forecasts and other forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors and Uncertainties” below.

Nature of Business

During the period ended September 30, 2008, we operated in two reportable business segments consisting of (i) an industrial plant engineering and equipment supply business and (ii) our interest in the Wabush iron ore mine.

Description of our Industrial Plant Engineering and Equipment Supply Business

Our industrial plant engineering and equipment supply business focuses on services for the cement, coal and mineral processing industries. Founded in 1856, we are a leader in supplying technologies, engineering and equipment for cement, coal and mineral processing. We supply plant systems as well as machinery and equipment worldwide for the manufacture of cement and the processing of coal and minerals, whether for new plants, redevelopments of existing plants or capacity increases for existing plants. We design and provide equipment that produces clinker, cement, clean coal, and minerals such as copper and precious metals. We offer detail engineering, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment. We have in excess of 1,200 employees worldwide, and have operations in India, China, Russia, Germany, the Middle East, Australia, South Africa and the United States.

The scope of our activities ranges from the examination and analysis of deposits, scale-up tests in our own test center, technical and economic consulting, engineering for plants that produce clinker, cement, clean coal, and minerals such as copper and other precious metals and systems, plant and equipment for complete plants and plant sections including modernization and capacity increase measures, as well as automation and process control equipment, project planning, feasibility studies, raw material testing, research and development, financing, erection and commissioning, personnel training and pre and post sales service.

Royalty Interest — Wabush Iron Ore Mine

We participate in a royalty interest which consists of a mining sub-lease of the lands upon which the Wabush iron ore mine is situated which sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd., which holds a mining lease from the Province of Newfoundland, Canada. The lease requires the payment of royalties to Knoll Lake Minerals of Cdn$0.22 per ton on shipments of iron ore from the Wabush iron ore mine. Iron ore is shipped from the Wabush iron ore mine to Pointe Noire, Quebec, Canada, where it is pelletized. In 2007, 2006 and 2005, 4.8 million, 4.1 million and 4.9 million tons of iron ore, respectively, were shipped from the Wabush iron ore mine.

The Wabush iron ore mine is operated by an unincorporated joint venture consisting of Wabush Iron Co. Limited, Dofasco Inc., U.S. Steel Canada Inc. and Cliffs Mining Company Inc., which pays royalties to the holder of the royalty interest based upon the amount of iron ore shipped from the Wabush iron ore mine. Pursuant to the terms of the mining sub-lease, this royalty payment by the joint venture is not to be less than Cdn$3.25 million per annum until the expiry of the mining sub-lease in 2055. In 1987, the royalty rate specified in the base price was amended to require a base royalty rate of Cdn$1.685 per ton with escalations as defined by agreement. Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, whereby iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron which is subsequently transformed into steel. As such, the demand and, consequently, the pricing of iron ore is dependent upon the raw material requirements of integrated steel producers. Demand for blast furnace steel is in turn cyclical in nature and is influenced by, among other things, the level of general economic activity.

Although no assurance as to the future production levels can be provided, since the operator of the Wabush iron ore mine is owned by the joint venture of steel producers and traders, production from the mine has been generally maintained at relatively consistent levels.

Discontinued Operations

Disposition of Financial Services Operations

In December 2005, our board of directors passed a resolution to distribute the majority of our financial services business to our shareholders. Our board of directors determined that the separation of our financial services business from our industrial plant engineering and equipment supply business would enhance the success of both businesses and maximize shareholder value over the long term by enabling each company to pursue its own focussed strategy and enable investors to evaluate the financial performance, strategies and other characteristics of each business in comparison to other companies within their respective industries. In connection with the distribution, we ensured that we preserved our entitlement to Mass Financial Corp.’s exempt surplus earned in respect of our company and that inter-corporate indebtedness between our company and Mass Financial be eliminated in a tax-efficient basis. Pursuant to this resolution, we entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement with Mass Financial. At the time of the share exchange, the carrying amount of our investment in the Mass Financial group was $191.3 million (Cdn$218.8 million) (including a currency translation adjustments loss of $22.7 million). Our equity interest in Mass Financial was exchanged for preferred shares in Mass Financial and one of its subsidiaries with an exchange value of $168.6 million (Cdn$192.9 million).

Upon the closing of the restructuring and share exchange agreements, Mass Financial held all the financial services business of our company, except for MFC Corporate Services AG and our royalty interest in the Wabush iron ore mine, and our company held all Class B preferred shares and Class A common shares in the capital of Mass Financial.

On January 31, 2006, we completed the distribution of the Class A common shares of Mass Financial to our shareholders by way of a stock dividend of a nominal amount. This resulted in our financial services business being held by Mass Financial as a separate company.

Real Estate and Other Interests

In March 2007, and amended on June 29, 2007, we entered into an arrangement agreement with SWA Reit and Investments Ltd., a corporation governed by the laws of Barbados, contemplating an arrangement whereby we agreed to transfer certain non-core real estate interests and other assets indirectly held by us to SWA Reit and then distribute all of the Austrian depositary certificates representing the common shares of SWA Reit held by us to our shareholders in exchange for a reduction of the paid up capital with respect to our common shares. September 25, 2007 was set as the record date for the distribution to our shareholders of the Austrian depository certificates representing the common shares of SWA Reit, at which time we effectively distributed, by way of reduction of capital, our ownership interest in SWA Reit. Since then, we no longer hold any real estate interests. On the distribution date, the fair value of the net assets of SWA Reit amounted to $56.3 million (Cdn$56.2 million), which also equalled their book value. The real estate interests and other assets transferred to SWA Reit were not complimentary to our industrial plant engineering and equipment supply business. The distribution of Austrian depositary certificates did not significantly change the economic interests of our shareholders in the assets of our company.

Results of Operations

Impact of the Current Economic Conditions

The global economies, including our principal markets of Asia, Russia, Eastern Europe and the Middle East, are currently undergoing a period of economic uncertainty related to the tightening of credit markets worldwide. This has resulted in numerous adverse effects, including unprecedented volatility in financial markets and stock prices, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, increased unemployment, liquidity concerns and volatile but generally declining energy prices.

A significant portion of our business includes selling capital equipment to cement producers. We anticipate that the current economic conditions and the credit shortage will adversely impact the international construction market, as construction projects are dependent on the availability of financing. We also expect the demand for coal and minerals to decrease. Many of our customers are reliant upon access to credit and equity capital markets to finance the projects for which they use our products and services. If the future economic environment continues to be less favorable than it has been in recent years, we may experience difficulties due to the financial viability of certain of our customers, their reduced ability to finance projects, and the reduced future demand for our products and services. These adverse economic conditions could lead to lower than expected revenues for our company in future years.

We have already experienced some impact from the weakening of the global economy as our order intake for the quarter ended September 30, 2008 decreased 65% from the quarter ended September 30, 2007. This decrease in order intake for the third quarter was primarily a result of delays in project awards by customers reviewing their financing alternatives in light of uncertainty in the credit market.

We are closely monitoring market communications concerning our customers. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans by assessing the impacts of the tight credit markets, assuming demand for product will decrease, and weighing the decrease in the cost of shipping products as compared to importing products. The extent of our customers’ reductions in capital expenditures are not yet known. As a result of the current international financial conditions:

•	several of our customers have approached us to discuss renegotiating projects and contracts, including extensions of credit terms and/or delays in the completion of such projects;

•	we expect that some of our customers will cancel all or a portion of their projects; and

•	we expect that there will be a continued decrease in order intake and a decrease in the number of new project opportunities primarily as a result of delays in our customers’ decisions to proceed with new projects.

We are currently evaluating alternatives to adapt to these changing market conditions. In response to these conditions, we have established an internal task force to review each project in our backlog and the economic value of our other assets. Through this task force, we intend to develop an action plan to minimize costs and maximize profitability and preserve shareholder value through the crisis period. In addition, we will evaluate our current structure to ensure that we are in a position to capitalize on opportunities that become available as conditions improve. It is our intention to finalize an action plan and have it implemented by the beginning of 2009.

Although we do not believe adjustments are required at September 30, 2008, we anticipate that, as a result of the impact of the current economic conditions on the economy and our customers, we may be forced to increase our provision for doubtful accounts, incur restructuring charges and reduce the value of some of our financial assets as their value may become impaired.

In summary, more challenging market conditions are anticipated for the balance of the year, including the global liquidity crisis, which may have a negative impact on our fourth quarter results. While faced with an extended economic slowdown, we are confident that we are well positioned with our strong order backlog and balance sheet to weather this difficult period.

Summary of Three-Month and Nine-Month Results

The following table provides selected financial information for the three and nine-month periods ended September 30, 2008 and 2007.

	Three months ended			Nine months ended
	September 30,		September 30,	September 30,	September 30,
	2008		2007	2008	2007
(Unaudited)	(United States dollars in thousands, except per share amounts)

Revenues	$193,596		$150,441	$474,672	$416,893
Gross profit	36,574		20,551	90,113	60,084
Income from continuing operations	30,804		19,727	57,905	38,126
Pro forma income from continuing operations	24,199		19,727	56,693	38,126
Income from continuing operations, per share
Basic	1.01		0.65	1.91	1.27
Diluted	1.01		0.64	1.89	1.25
Net income(1)	30,804		11,782	57,905	30,531
Net income per share(1)
Basic	1.01		0.39	1.91	1.02
Diluted	1.01		0.38	1.89	1.00
Pro forma net income	24,199		11,782	56,693	30,531
Pro forma net income per share
Basic	0.80	(2)	0.39	1.87	1.02
Diluted	0.80	(2)	0.38	1.86	1.00

(1)	Including both continuing and discontinued operations.

(2)	Excluding foreign currency translation gain, net of loss on the related derivative instruments, of $6.6 million and $1.2 million, net of tax, for the three and nine-months ended September 30, 2008, respectively, which was recognized by subsidiaries with functional currency other than United States dollars, on $100 million of funds held for investment in future business growth. See the section entitled “Reconciliation of Non-GAAP Measures” below.

Reconciliation of Non-GAAP Measures

We have presented pro forma income from continuing operations, pro forma net income and pro forma income per share which exclude a foreign currency translation gain, net of loss on the related derivative instruments, of $6.6 million and $1.2 million, net of tax, for the three and nine-months ended September 30, 2008, respectively, incurred in subsidiaries with functional currency other than United States dollars, on $100 million of funds held for investment in future business growth. We believe these non-GAAP measures assist investors in comparing our company’s performance on a consistent basis without regard to the foreign currency translation gains.

These non-GAAP measures are not calculations based on Canadian GAAP and should not be considered an alternative to income from continuing operations, net income, and net income per share in measuring our company’s performance. Investors should be cautioned that these non-GAAP measures may not be comparable to non-GAAP measures reported by other companies. A reconciliation of GAAP net income to pro forma net income for the three- and nine-months ended September 30, 2008 is as follows:

	Three months ended September 30, 2008
	Income from		Net Income
	Continuing	Net	per Share
	Operations	Income	Basic	Diluted
	(In thousands)	(In thousands)

Reported amount	$30,804	$30,804	$1.01	$1.01
Foreign currency translation gain on $100 million cash deposits held for future business growth net of the loss on the related derivative instruments, net of taxes	(6,605)	(6,605)	(0.21)	(0.21)

Pro forma amount	$24,199	$24,199	$0.80	$0.80

	Nine months ended September 30, 2008
	Income from		Net Income
	Continuing	Net	per Share
	Operations	Income	Basic	Diluted
	(In thousands)	(In thousands)

Reported amount	$57,905	$57,905	$1.91	$1.89
Foreign currency translation gain on $100 million cash deposits held for future business growth net of the loss on the related derivative instruments, net of taxes	(1,212)	(1,212)	(0.04)	(0.03)

Pro forma amount	$56,693	$56,693	$1.87	$1.86

Summary of Quarterly Results

The following tables provide selected financial information for the most recent eight quarters.

	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2007
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$193,596	$144,240	$136,836	$163,498
Gross profit	36,574	28,332	25,207	25,875
Income from continuing operations	30,804	19,670	7,431	12,854
Income from continuing operations, per share
Basic	1.01	0.65	0.25	0.43
Diluted	1.01	0.64	0.24	0.42
Net income(2)	30,804	19,670	7,431	11,611	(3)
Net income per share(2)
Basic	1.01	0.65	0.25	0.39	(3)
Diluted	1.01	0.64	0.24	0.38	(3)

	September 30,	June 30,	March 31,	December 31,
	2007	2007(1)	2007(1)	2006(1)
	(United States dollars in thousands, except per share amounts, in accordance with Canadian GAAP)

Revenues	$150,441	$159,544	$106,908	$164,743
Gross profit	20,551	19,405	20,128	27,835
Income from continuing operations	19,727	10,284	8,115	15,069
Income from continuing operations, per share
Basic	0.65	0.35	0.28	0.50
Diluted	0.64	0.34	0.27	0.49
Net income(2)	11,782	10,269	8,480	11,008
Net income per share(2)
Basic	0.39	0.35	0.29	0.37
Diluted	0.38	0.34	0.28	0.36

(1)	The disposition of our company’s real estate interests in September, 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 20-F.

(2)	Including continuing and discontinued operations.

(3)	Including an extraordinary gain.

Nine-Month Period Ended September 30, 2008 Compared to Nine-Month Period Ended September 30, 2007

Based upon the period average exchange rates for the nine-month period ended September 30, 2008, the United States dollar decreased by approximately 11.5% in value against the Euro and 7.8% in value against the Canadian dollar, compared to the period average exchange rates in 2007. As at September 30, 2008, the United States dollar had increased by approximately 3.7% against the Euro and by 7.3% against the Canadian dollar since December 31, 2007.

In the nine-month period ended September 30, 2008, total revenues from our industrial plant engineering and equipment supply business increased by 13.9% to $474.7 million from $416.9 million in 2007, as a result of higher average exchange rates and due to increases in business activities. This level of activity is the result of the high demand for cement plants in emerging markets including Russia and Eastern Europe, Asia and the Middle East driven by GDP growth rates and infrastructure investments. The increase in revenues is associated with an increase in order intake during 2007 to $827.2 million. Order intake for the nine-month period ended September 30, 2008 was $689.9 million. The majority of this order intake is in the cement business and originates from the emerging markets previously noted, particularly Russia and Eastern Europe and Asia. Backlog at the close of 2007 increased to $919.4 million. Order backlog at September 30, 2008 was $1.1 billion.

In the nine-month period ended September 30, 2008, cost of revenues for our industrial plant engineering and equipment supply business increased by 7.8% to $384.6 million from $356.8 million in 2007. The increase in expenses reflects the increase in our revenues. Our gross profit margin was 19.0% and 14.4% for the nine-month periods ended September 30, 2008 and 2007, respectively. Several factors contributed to the increase in our gross profit margin including more efficient project execution on a number of projects, cost savings related to the success of our global procurement initiative and the completion of warranty periods on several projects at better than historical levels which resulted in the release of provisions on the expiration of these warranty periods. We will continue to target projects where we judge the returns to be reasonable and the risks to be controllable.

We also earned income of $23.7 million from our interest in the Wabush iron ore mine in the nine-month period ended September 30, 2008, as compared to $13.0 million for the same period in 2007. The income increased primarily due to a higher iron ore price and a price adjustment for 2005-2008. The lower United States dollar average exchange rate during the nine months ended September 30, 2008 compared to the same period in 2007 also resulted in a higher income from our interest in the Wabush iron ore mine, which is denominated in Canadian dollars.

General and administrative expenses, excluding stock based compensation, increased by 26.0% to $39.4 million for the nine-month period ended September 30, 2008 from $31.3 million in 2007. A large proportion of our expenses are incurred in currencies other than the United States dollar, and a weakening of the United States dollar during the nine months ended September 30, 2008 therefore increased our reported expenses. General and administrative expenses increased for the nine-month period by approximately $3.6 million as a consequence of the weakening United States dollar. Additional costs, related to increased research and development expenditures, were also incurred which amounted to $3.0 million and $1.8 million for the nine-month period in 2008 and 2007, respectively. The remaining increase is primarily linked to the growth of management, administrative and supporting services for the expansion of business activities. Stock-based compensation was $3.4 million in the nine months ended September 30, 2008, compared to $3.3 million in the same period in 2007.

In the nine-month period ended September 30, 2008, net interest income increased to $14.8 million (interest income of $16.6 million less interest expense of $1.8 million) as compared to $6.0 million (interest income of $8.1 million less interest expense of $2.1 million) for the same period in 2007. The increase in net interest income was a result of a higher cash position resulting from our profitable operations.

Other expense was $5.6 million for the nine-month period ended September 30, 2008, as compared to other income of $2.2 million for the same period in 2007. In the nine-month period ended September 30, 2008, other expenses included losses on trading securities of $7.7 million, which were partially offset by $1.6 million of other income and net gains on currency derivatives of $0.5 million.

Minority interests decreased for the nine-month period ended September 30, 2008 to $0.7 million negative from $1.9 million negative for the same period in 2007 as a result of our acquisition of an additional equity interest in KHD Humboldt Wedag International (Deutschland) AG, through the acquisition of all of the shares of Sasamat Capital Corporation in 2007.

During the first quarter of 2008, we completed an analysis of our cash requirements for the business. This analysis also considered the extent of advance payments from customers and our banker’s requirements to maintain a certain balance sheet structure. We concluded that a portion of our cash is available for investment in future business growth. We further concluded that cash required in the business operations should be held in the currency most commonly used by our operating subsidiaries while cash available for investment should be held in our reporting currency of the United States dollar. Based on the results of this evaluation, we converted Euros into $100 million in our European subsidiaries whose functional currency is the Euro, not the United States dollar. The advantage of this approach is that the cash set aside for reinvestment in the business does not fluctuate as exchange rates move. The disadvantage is that under GAAP we record unrealized losses and gains in income on these funds as they are held in companies whose functional currency is other than the United States dollar.

Throughout the first nine months of 2008, the value of the United States dollar against the Euro has fluctuated dramatically. In accordance with GAAP, we have recorded adjustments that have resulted in significant quarterly income statement fluctuations. While we continue to believe that holding cash available for investment in future business growth in United States dollars is a sound strategic objective, we recognize that the quarterly income statement fluctuations create confusion and make meaningful comparison of operating performance difficult. During the third quarter of 2008, we first entered into a forward currency option to exchange the United States dollars for Euros, and subsequently entered into a fixed foreign currency contract to convert the United States dollars to Euros in December, 2008 and sold the foreign currency option, which effectively sold $100 million and purchased Euros and thus resulting in a foreign exchange gain, net of the loss on the related derivative instruments, of $1.2 million on an after-tax basis for the nine months ended September 30, 2008. We continue to pursue strategies which will allow us to hold United States dollars in entities whose functional currency is United States dollars.

In the nine-month period ended September 30, 2008, our income from continuing operations was $57.9 million, or $1.91 per share on a basic basis ($1.89 per share on a diluted basis). Pro forma net income was $56.7 million (which is computed by deducting the after tax foreign exchange gain, net of the loss on the related derivative instruments, of $1.2 million from our reported net income of $57.9 million), or $1.87 on a basic basis ($1.86 on a diluted basis). In the nine-month period ended September 30, 2007, our income from continuing operations was $38.1 million, or $1.27 per share on a basic basis ($1.25 per share on a diluted basis) and loss from discontinued operations was $7.6 million, or $0.25 per share on a basic and diluted basis. The discontinued operations in 2007 only included the results from real estate interests.

Three-Month Period Ended September 30, 2008 Compared to Three-Month Period Ended September 30, 2007

Based upon the period average exchange rates for the three-month period ended September 30, 2008, the United States dollar decreased by approximately 8.2% in value against the Euro and 0.3% in value against the Canadian dollar, compared to the period average exchange rates in 2007. As at September 30, 2008, the United States dollar had increased by approximately 3.7% against the Euro and by 7.3% against the Canadian dollar since December 31, 2007. The depreciation of the United States dollar resulted in higher revenues and expenses since a significant portion of our revenues and expenses are in currencies that appreciated against the United States dollar.

In the three-month period ended September 30, 2008, total revenues from our industrial plant engineering and equipment supply business increased by 28.7% to $193.6 million from $150.4 million in 2007, primarily as a result of accelerating activity due to phasing of percentage of completion of our projects. The order intake during 2007 grew to $872.2 million. Order intake for the three-month period ended September 30, 2008 was $81 million. The majority of this order intake is in the cement business and originates from the emerging markets, particularly Russia and the Middle East. Order backlog at the close of 2007 increased to $919.4 million. Backlog at September 30, 2008 was $1.1 billion.

In the three-month period ended September 30, 2008, cost of revenues for our industrial plant engineering and equipment supply business increased by 20.9% to $157.0 million from $129.9 million in 2007. Our gross profit margin was 18.9% and 13.7% for the three-month periods ended September 30, 2008 and 2007, respectively. Several factors contributed to the increase in our gross profit margin including more efficient project execution on a number of projects and the success of our global procurement initiative. We will continue to target projects where we judge the returns to be reasonable and the risks to be controllable.

We also earned income of $9.5 million from our interest in the Wabush iron ore mine in the three-month period ended September 30, 2008, as compared to $5.8 million for the same period in 2007. The income increased primarily due to a higher iron ore price and a price adjustment for 2005-2008.

General and administrative expenses, excluding stock based compensation, increased by 16.6% to $12.8 million for the three-month period ended September 30, 2008 from $11.0 million in 2007. A large proportion of our expenses are incurred in currencies other than the United States dollar, and a weakening of the United States dollar during the three months ended September 30, 2008 therefore increased our reported expenses. General and administrative expenses increased for the three month period by $0.6 million as a consequence of the weakening United States dollar. The remaining increase is primarily linked to the growth of management, administrative and supporting services for the expansion of business activities. Stock-based compensation was $1.3 million in the three months ended September 30, 2008, compared to $0.8 million in the same period in 2007.

In the three-month period ended September 30, 2008, net interest income increased to $4.9 million (interest income of $5.7 million less interest expense of $0.8 million) as compared to $2.2 million (interest income of $2.7 million less interest expense of $0.5 million) for the same period in 2007. The increase in net interest income was a result of a higher cash position resulting from our profitable operations.

Other expense was $2.2 million for the three-month period ended September 30, 2008, as compared to $1.2 million for the same period in 2007. In the three-month period ended September 30, 2008, other expenses included losses on trading securities of $4.1 million which were partially offset by net gains on currency derivatives of $1.5 million for our import and export activities.

Minority interests decreased for the three-month period ended September 30, 2008 to $0.4 million negative from $0.9 million negative for the same period in 2007.

During the first quarter of 2008, we completed an analysis of our cash requirements for the business. This analysis also considered the extent of advance payments from customers and our banker’s requirements to maintain a certain balance sheet structure. We concluded that a portion of our cash is available for investment in future business growth. We further concluded that cash required in the business operations should be held in the currency most commonly used by our operating subsidiaries while cash available for investment should be held in our reporting currency of the United States dollar. Based on the results of this evaluation, we converted Euros into

$100 million in our European subsidiaries whose functional currency is the Euro, not the United States dollar. The advantage of this approach is that the cash set aside for reinvestment in the business does not fluctuate as exchange rates move. The disadvantage is that under GAAP we record unrealized losses and gains in income on these funds as they are held in companies whose functional currency is other than the United States dollar.

Throughout the first nine months of 2008, the value of the United States dollar against the Euro has fluctuated dramatically. In accordance with GAAP, we have recorded adjustments that have resulted in significant quarterly income statement fluctuations. While we continue to believe that holding cash available for investment in future business growth in United States dollars is a sound strategic objective, we recognize that the quarterly income statement fluctuations create confusion and make meaningful comparison of operating performance difficult. During the third quarter of 2008, we first entered into a forward currency option to exchange the United States dollars for Euros, and subsequently entered into a fixed foreign currency contract to convert the United States dollars to Euros in December, 2008 and sold the foreign currency option, which effectively sold $100 million and purchased Euros and thus resulting in a foreign exchange gain, net of the loss on the related derivative instruments, of $6.6 million on an after-tax basis for the three months ended September 30, 2008. We continue to pursue strategies which will allow us to hold United States dollars in entities whose functional currency is United States dollars.

In the three-month period ended September 30, 2008, our income from continuing operations was $30.8 million, or $1.01 per share on a basic and diluted basis. Pro forma net income was $24.2 million (which is computed by deducting the after tax foreign exchange gain, net of the loss on the related derivative instruments, of $6.6 million from our reported net income of $30.8 million), or $0.80 on a basic and diluted basis. In the three-month period ended September 30, 2007, our income from continuing operations was $19.7 million, or $0.65 per share on a basic basis ($0.64 per share on a diluted basis) and loss from discontinued operations was $7.9 million, or $0.26 per share on a basic and diluted basis. The discontinued operations in 2007 only included the results from real estate interests.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning our company for the periods indicated. The disposition of our company’s real estate interests in September 2007 resulted in discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change. Please refer to Note 4 to our consolidated financial statements for the year ended December 31, 2007 included in our annual report on Form 20-F.

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
	(In millions)

Cash and cash equivalents	$373.0	$354.4
Short-term cash deposits	26.5	—
Total assets	847.9	789.3
Long-term debt, less current portion	12.9	13.9
Shareholders’ equity	351.6	307.2

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, cash deposits and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. Our cash and short-term deposits are deposited in highly rated banks located principally in Austria and Germany. The largest portion of the cash is denominated in Euros, the currency of our major operating subsidiaries, and the balance is held in United States dollars, Indian rupees and Canadian dollars. We continuously monitor both the credit rating of such banks and the public commitments from the Austrian and German governments regarding financial support for their banks. The Austrian and German governments recently announced their commitment to support their banking systems in the event that such support should be necessary as a result of the current economic uncertainty.

As at September 30, 2008, our total assets increased to $847.9 million from $789.3 million as at December 31, 2007, primarily as a result of an increase in business activities during the nine months ended September 30, 2008. At September 30, 2008, our cash and cash equivalents were $373.0 million, compared to $354.4 million at December 31, 2007. We also had short-term cash deposits of $26.5 million at September 30, 2008, which have original maturities of greater than 90 days but are to mature within the next 12 months. The increase in our cash position is primarily due as a result of strong business performance. As at September 30, 2008, the market value of short-term securities amounted to $8.9 million, compared to $15.5 million as at December 31, 2007. This represents an unrealized loss on the marketable securities that we hold. As at September 30, 2008, our long-term debt, less current portion, was $12.9 million, compared to $13.9 million as at December 31, 2007.

As at September 30, 2008, we had credit facilities of up to a maximum of $484.8 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of September 30, 2008, $259.6 million (December 31, 2007: $187.1 million) of the available credit facilities amount had been committed and there are no claims outstanding against these credit facilities. As at September 30, 2008, cash of $31.3 million has been collateralized against these credit facilities and the banks charge 0.7% to 0.8% per annum on outstanding amounts. We are in and are expected to remain in compliance with covenants as stipulated in the credit facilities.

As at September 30, 2008, we had debt maturities (including interest payments) of $0.7 million due in 12 months and $1.9 million due in 12 to 24 months. We expect such maturing debt to be satisfied primarily from the industrial plant engineering and equipment supply business, cash on hand and cash flow from operations. For more information, see Note 13 to our consolidated financial statements included in our annual report on Form 20-F.

Management believes that our company has adequate capital resources and liquidity for operations and capital expenditures for the short to long-term.

Changes in Financing and Capital Structure

We finished the nine-month period ended September 30, 2008 with a cash balance of $373.0 million, short-term cash deposits of $26.5 million and working capital of $297.1 million. There were no significant share issuances nor long-term debt financing during the three-month period ended September 30, 2008.

Operating Activities

During the nine-month period ended September 30, 2008, operating activities provided cash of $36.8 million, as compared to $53.6 million in the comparative period in 2007. Net income after adding back losses on short-term securities, future income taxes plus increases in progress billings above costs and estimated earnings on uncompleted contracts and accounts payable and accrued expenses and the decrease in the inventories were the prime contributors to the cash provided by the operating activities in the current period. During the current period, the increases in short-term cash deposits, restricted cash, the receivables and contract deposits and prepaid and the decrease in income tax liabilities were the principal uses of cash.

We expect to satisfy our working capital and other requirements in the next twelve months through cash flow from operations and the utilization of a portion of our cash reserves.

In 2007, operating activities provided cash of $130.1 million, compared to $50.0 million in 2006. In general, the increase in the cash flows from operating activities in 2007 from 2006 is primarily associated with an increase in our business activities and earnings. An increase in restricted cash used cash of $5.8 million in 2007, compared to a decrease of restricted cash which provided cash of $7.4 million in 2006. A decrease in receivables provided cash of $11.3 million in 2007, compared to using $31.9 million in 2006 resulting from an increase in receivables. An increase in inventories used cash of $28.1 million in 2007, compared to $44.7 million in 2006. An increase in accounts payable and accrued expenses provided cash of $6.7 million in 2007, compared to $44.7 million in 2006. An increase in progress billings above costs and estimated earnings on uncompleted contracts provided cash of $76.9 million in 2007, compared to $51.8 million in 2006. A decrease in advance payments received from customers used cash of $0.6 million in 2007, compared to $14.8 million in 2006. An increase in income tax liabilities provided cash of $7.8 million in 2007 and 2006. An increase in contract deposits, prepaid and other used cash of $6.7 million, compared to $11.1 million in 2006.

Investing Activities

During the nine-month period ended September 30, 2008, investing activities used cash of $4.4 million, as compared to $2.8 million in the comparative period in 2007. We did not have significant investing activities in either period.

During the year ended December 31, 2007, investing activities used cash of $11.7 million, compared to providing cash of $15.8 million in 2006. We used $7.8 million in acquiring subsidiaries in 2007, compared to $7.9 million in 2006. Capital expenditures were $3.5 million and $2.5 million in 2007 and 2006, respectively.

Financing Activities

During the nine-month period ended September 30, 2008, financing activities provided cash of $3.9 million, as compared to using cash of $4.7 million in the comparative period in 2007. We received $4.4 million as a result of the exercise of stock options in the current period.

Net debt repayment used cash of $2.8 million in 2007, compared to net borrowings providing cash of $11.5 million in 2006.

We received $8.8 million as a result of the exercise of stock options during the year ended December 31, 2007. We used $5.4 million in connection with the distribution of the Austrian depository certificates of SWA Reit. Net cash provided by financing activities was $0.6 million in 2007, compared to $11.6 million in 2006.

We had no material commitments to acquire assets or operating businesses at December 31, 2007 or September 30, 2008. We anticipate that there will be acquisitions of businesses or commitments to projects in the future.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate assets and liabilities of our foreign subsidiaries whose functional currencies are other than United States dollars into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations, or currency translation adjustments, are recorded under the shareholders’ equity section on the balance sheet and do not affect the net earnings as reported in our consolidated statements of income. Foreign currency translation losses or gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income. As our revenues are also received in Euros, Indian rupees and Canadian dollars, our financial position for any given period, when reported in United States dollars, can be significantly affected by the fluctuation of the exchange rates for Euros, Indian Rupees and Canadian dollars during that period.

In the nine-month period ended September 30, 2008, we reported a net $21.3 million currency translation adjustment loss and, as a result, our cumulative currency translation adjustment gain at September 30, 2008 was $74.4 million, compared to $95.7 million at December 31, 2007. The currency translation adjustment gain or loss did not have an impact on our consolidated income statement.

We periodically use derivative foreign exchange contracts to manage our exposure to certain foreign currency exchange rate risks. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price and cash flow risks. We use derivatives to manage certain foreign currency exchange exposure for our own account. Currently, all of our foreign currency derivative contracts are classified as held for trading. We had foreign currency derivative contracts with notional amounts totalling $31.3 million as of September 30, 2008 and the unrealized gains of $0.7 million on the foreign currency derivates were included in our other expense during the nine months ended September 30, 2008. For more information, see the section entitled “Financial and Other Instruments” in our annual report on Form 20-F.

In addition, during the third quarter of 2008, we entered into a forward currency option to exchange the United States dollars for Euros, and subsequently entered into a fixed foreign currency contract to convert the United States dollars to Euros in December 2008 and sold the foreign currency option, which effectively sold $100 million and purchased Euros and thus resulting in a foreign exchange gain. For more information, see the section entitled “Nine-Month Period Ended September 30, 2008 Compared to Nine-Month Period Ended September 30, 2007”.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely make judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our audited annual consolidated financial statements included in our annual report on Form 20-F.

Revenue Recognition

The majority of the contracts and services in our industrial plant engineering and equipment supply business are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments. The accurate profit amount is not known until the contract is completed and the bill is collected. If a loss is expected on a contract-in-progress from our teamwork analysis, such loss will be recognized in the income statement immediately.

Inventories

Our inventories consist of construction raw materials, work-in-progress and finished goods. Our management must make estimates about their pricing when establishing the appropriate provisions for inventories.

For the construction raw materials and work-in-progress, we make estimates and assess their pricing on an individual contract basis using the teamwork approach. Please refer to “Revenue Recognition” under “Application of Critical Accounting Policies”. For the finished goods, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods, for example, by using the finished goods in another product or contract so as to increase the value of such other product or contract.

Valuation of Securities

Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in the results of operations.

Available-for-sale securities are also carried at current market value when current market value is available. Our investment in the preferred shares of Mass Financial and one of its subsidiaries is classified as an available-for-sale security. The preferred shares of Mass Financial and one of its subsidiaries do not have a quoted market price in an active market, and we used a financial valuation process to determine their fair value. Any unrealized gains or losses are included in other comprehensive income. When there has been a loss in value of an available-for-sale security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: trend of the quoted market price and trading volume; financial position and results for a period of years; liquidity or going concern problems of the investee; changes in or reorganization of the investee and/or its future business plan; outlook of the investee’s industry; the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and our business plan and strategy to divest the security or to restructure the investee.

Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial plant engineering and equipment supply business. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required. Certain warranty costs are included in long-term portion as the warranty is for a period longer than 12 months.

Pension Benefits

Our industrial plant engineering and equipment supply business in Europe maintains defined benefits plans for its employees who were employed prior to 1997. Employees hired after 1996 are generally not entitled to such benefits. The employees are not required to make contributions to the plans. We rely on an actuarial report to record the pension costs and pension liabilities. The actuarial reports are prepared every year as at December 31. The reports are compiled and prepared based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but are not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variables may have a significant impact on the estimate of the pension liability.

Under German law, the pension liability is an unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to our company.

Income Taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

We currently have deferred tax assets which are comprised primarily of tax loss carryforwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine whether a valuation allowance is required. We determine whether it is more likely than not that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

•	the history of the tax loss carryforwards and their expiry dates;

•	future reversals of temporary differences;

•	our projected earnings; and

•	tax planning opportunities.

If we believe that it is more likely than not that some of these deferred tax assets will not be realized, based on currently available information, an income tax valuation allowance is recorded against these deferred tax assets.

If market conditions improve or tax planning opportunities arise in the future, we will reduce our valuation allowances, resulting in future tax benefits. If market conditions deteriorate in the future, we will increase our valuation allowances, resulting in future tax expenses. Any change in tax laws, particularly in Germany, will change the valuation allowances in future periods.

Changes in Accounting Policies including Initial Adoption

For the new Canadian and United States accounting standards, please refer to Notes 1 and 22, respectively, to the consolidated financial statements included in our annual report on Form 20-F.

In 2005, the CICA Accounting Standards Board (the “AcSB”) announced that accounting standards of Canada are to converge with International Financial Reporting Standards (“IFRS”). The AcSB has indicated that Canadian entities will need to begin reporting under IFRS by the first quarter of 2011 with appropriate comparative data from the prior year. Under IFRS, the primary audience is capital markets, and as a result, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

In February 2008, the AcSB confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The AcSB issued the “omnibus” exposure draft of IFRS with comments due by July 31, 2008, wherein early adoption by Canadian entities is also permitted, on a case by case basis. The eventual changeover to IFRS represents changes due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect our reported financial position and results of operations.

We have not completed development of our IFRS changeover plan, which will include project structure and governance, resourcing and training, analysis of key GAAP differences and a phased plan to assess accounting policies under IFRS as well as potential IFRS 1 exemptions. We expect to complete our project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, by March 31, 2009.

We are continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on our future financial position and results of operations is not reasonably determinable or estimable. Further, we anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of this disclosure required and any necessary systems changes to gather and process the information.

Effective January 1, 2008, we adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments — Disclosures, Section 3863, Financial Instruments — Presentation, Section 3031, Inventories and amendments to Section 1400, General Standards of Financial Statement Presentation. The adoption of these new accounting standards and amendments resulted in incremental disclosures and did not have any material impact on our financial position as of January 1, 2008.

In October 2008, the AcSB approved amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3862, Financial Instruments — Disclosure, which permit the reclassification of some financial instruments in rare circumstances, which are the steps that the International Accounting Standards Board and other regional and international bodies are using to address financial reporting issues associated with the credit crisis that occurred since the third quarter of 2008. The amendments apply to reclassifications made on or after July 1, 2008. These amendments do not have an impact on the financial statements for the period ended September 30, 2008.

Consistent with Canadian GAAP being evolved and converged with IFRS, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations in CICA Handbook Section 3064, Goodwill and Intangible Assets. These new recommendations, which provide extensive guidance on when expenditures qualify for recognition as intangible assets, will apply to us starting from January 1, 2009. Our results of operations and financial position are not expected to be materially affected by the new recommendations.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

In the normal course of business, we enter into agreements which meet the definition of a guarantee pursuant to Accounting Standards Board’s AcG 14, Disclosure of Guarantees. We did not have any guarantees outstanding as of December 31, 2007 and September 30, 2008.

As at September 30, 2008, we had credit facilities of up to $484.8 million with banks which issue bonds for our industrial plant engineering and equipment supply contracts. As of September 30, 2008, $259.6 million of the available credit facilities amount has been committed and there are no bonding claims outstanding against such credit facilities.

Tabular Disclosure of Contractual Obligations

Payments Due by Period
(United States dollars in thousands)

Contractual Obligations as	Less than	2 – 3	4 – 5	More than
at December 31, 2007	1 Year	Years	Years	5 Years	Total

Long-term debt obligations(1)	$—	$2,052	$11,868	$—	$13,920
Operating lease obligations	3,341	2,611	2,596	4	8,552
Purchase obligations(2)	227,602	—	—	—	227,602
Other long-term liabilities reflected on the Company’s balance sheet under GAAP(3)	—	4,931	—	—	4,931

Total	$230,943	$9,594	$14,464	$4	$255,005

(1)	Principal amounts only.

(2)	Purchases to complete our industrial plant engineering and equipment supply contracts which are accounted for by the percentage-of-completion accounting method.

(3)	Not including pension obligations.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2007) during the nine-month period ended September 30, 2008 that are outside the ordinary course of our business.

Capital Resources

We believe that cash flow from operating activities, together with cash on hand and borrowings available under available credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from cash generated from operations.

Our short term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including government and corporate obligations and certificates of deposit.

Transactions with Related Parties

Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between January 1, 2008 and September 30, 2008, between our company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

In the normal course of operations, we enter into transactions with related parties which include, among others, affiliates in which we have a significant equity interest (10% or more) or have the ability to influence the affiliates’ operating and financing policies through significant shareholdings, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

During the nine-month period ended September 30, 2008:

(a)	we paid royalty expense of $0.7 million to an affiliate, which was offset against the income from our interest in the Wabush iron ore mine;

(b)	we paid fee expenses for management services, including reimbursements of expenses, of $6.0 million to affiliates and we recognized interest expense of $22,000 to affiliates;

(c)	we recognized net investment income of $3.0 million on our investment in the preferred shares of former subsidiaries; and

(d)	we recognized equity loss of $40,000 from an equity method investee and we recognized other income of $97,000 from an affiliate.

As at September 30, 2008, we had $132,000 due from affiliates and $6.7 million accrued dividend receivable on the preferred shares of former subsidiaries, both of which are included in other current receivables. We also had a long-term receivable of $1.8 million from an affiliate. We had $0.9 million due to affiliates which are included in accounts payable and accrued expenses.

Outstanding Share Data

Our shares are listed on the New York Stock Exchange under the symbol “KHD”. Effective September 10, 2007, we effected a forward stock-split of our issued and outstanding common shares on the basis of two (2) common shares for every existing one (1) common share. As at September 30, 2008, the share capital of our company was as follows:

Class of shares	Par Value	Number Authorized	Number Issued

Common	No Par Value	Unlimited	30,523,675	(1)

(1)	Based on our consolidated financial statements. This number did not include 5,643,100 common shares owned by four wholly-owed subsidiaries.

As at September 30, 2008, our company had the following options granted and outstanding:

Type	Number	Exercise Price	Expiry Date

Options	181,676	$13.06	May 17, 2016
Options	31,112	$15.90	December 14, 2016
Options	500,000	$21.09	April 11, 2017
Options	283,334	$26.85	May 17, 2017
Options	66,664	$29.25	June 28, 2017
Options	99,998	$31.28	December 4, 2017
Options	46,666	$30.31	December 14, 2017
Options	42,500	$30.89	May 15, 2018
Options	316,662	$31.81	May 19, 2018
Options	66,664	$31.53	June 30, 2018

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at September 30, 2008. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer with the assistance of other employees to the extent necessary and appropriate. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with US GAAP as required by Multilateral Instrument 52-109.

There were no changes in our internal control over financial reporting that occurred during the three-month period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors and Uncertainties

An investment in our company involves a number of risks. You should carefully consider the following risks and uncertainties in addition to other information in this quarterly report in evaluating our company and our business before making any investment decision in regards to the shares of our company’s common stock. Our business, operating and financial condition could be harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations.

Risk Factors Relating to Our Business

The worldwide macroeconomic downturn could reduce the demand for our industrial plant engineering and equipment supply business, the amount of royalty we receive from the Wabush iron ore mine and our financial assets and therefore may have a material adverse effect on our financial results. The recent industry trends of demand growth, consolidation and capital expenditures may moderate. Many of our customers are facing liquidity problems and some are revisiting their capital expenditure plans. As a result, the market price of our common shares may decline.

In 2008, there has been a downturn in general worldwide economic conditions due to many factors, including the effects of the subprime lending and general credit market crises, volatile but generally declining energy costs, slower economic activity, decreased consumer confidence and commodity prices, reduced corporate profits and capital spending, adverse business conditions, increased unemployment and liquidity concerns. The industrial plant engineering and equipment supply industry is cyclical in nature. It tends to reflect and be amplified by general economic conditions, both domestically and abroad. Historically, in periods of recession or periods of minimal economic growth, the operations underlying industrial plant engineering and equipment supply companies have been adversely affected. Certain end-use markets for clinker, cement, coal and minerals experience demand cycles that are highly correlated to the general economic environment, which is sensitive to a number of factors outside of our control. If such end-use markets for clinker, cement, coal and minerals significantly deteriorate due to these macroeconomic effects, our business, financial condition and results of operations will likely be materially and adversely affected. In addition, these macroeconomic effects, including the resulting recession in various countries and slowing of the global economy, will likely result in a decrease in commercial and industrial demand for our services and products, which will have a material adverse effect on our financial results. In addition, during recessions or periods of slow growth, the construction industries typically experience major cutbacks in production which may result in decreased demand for our products and services. Because we generally have high fixed costs, our profitability is significantly affected by decreased output and decreases in the demand for the design and construction of plant systems or equipment that produce or process clinker, cement, clean coal and various minerals. Reduced demand for our products and services and pricing pressures will adversely affect our financial condition and results of operations. In addition, in periods of recession or periods of minimal economic growth, the demand for steel and iron ore usually decreases significantly and results in a drop in the price for iron ore. Such decreases in the demand for iron ore and the resulting decrease in price for iron ore will lead to a decrease in the royalty we receive from the Wabush iron ore mine and could have a material adverse effect on our financial results. We cannot predict the timing or duration of the current economic slowdown or the timing or strength of a subsequent economic recovery, worldwide or in the industrial plant engineering and equipment supply industry, and cannot predict the extent to which the current economic slowdown and macroeconomic events will impact our business. However, the uncertainty regarding the financial markets and worldwide political and economic climates are expected to affect the demand for our products and services during the coming months. The market price of our common shares may decrease if investors have concerns that our business, financial condition and results of operations will be negatively impacted by the worldwide macroeconomic downturn.

The worldwide macroeconomic downturn may result in a decrease in the demand for our products and services, prolong or result in the cancellation of some of our customers’ projects and negatively affect their ability to make timely payment to us. Any of these may have a material adverse effect on our operating results and financial condition.

Any downturn in the industrial plant engineering and equipment supply industry or in the demand for cement, minerals, coal or other related products may be severe and prolonged, and any failure of the industry or associated markets to fully recover from a downturn could seriously impact our revenue and harm our business, financial condition and results of operations. During a downturn, the timing and implementation of some of our larger customer projects may be affected. Some projects may be prolonged or even discontinued or cancelled. Furthermore, our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that occurs, we may be required to increase our allowance for doubtful accounts and our outstanding sales would be negatively impacted. Additionally, some of our competitors may become more aggressive in their pricing practices, which could adversely impact our gross margin. Accordingly, our operating results may vary significantly as a result of the general conditions in the industrial plant engineering and equipment supply industry, which could cause large fluctuations in our share price. If the economy or markets in which we operate do not continue at their present levels, our business, and financial condition will likely be materially and adversely affected. Additionally, the combination of our lengthy sales cycle coupled with challenging macroeconomic conditions could have a synergistic negative impact on the results of our operations.

Our annual and quarterly operating results vary from period to period and therefore may have a material adverse effect on our financial results.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, completion of contracts and the relative mix of revenue. The level and timing of customers’ orders will vary due to customer budgets, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, operational effectiveness and efficiency, the degree of automation used, the ability to manage labor and assets effectively, the timing of expenditures in anticipation of forecasted sales levels, the timing of acquisitions and related integration costs, customer delivery requirements, shortages of components or labor, the impact of foreign exchange fluctuations, and other factors. Any substantial variation in any of our annual or quarterly operating results may have a material adverse effect on our financial results.

Any significant disruption of our operations may harm our business reputation and cause an adverse effect on our financial results.

Breakdown of equipment or other events, including catastrophic events such as natural disasters, leading to interruptions at any of our facilities or at any of the facilities or areas at which we are providing services, could have a material adverse effect on our financial results. Further, because many of our customers are, to varying degrees, dependent on planned deliveries, customers that are forced to reschedule their own production due to such delays could pursue financial claims against us. We may incur costs to correct any of these events, in addition to facing claims from customers or third parties dependent upon the delivery of our services or products. Further, if any of these events occur and we are forced to delay the delivery of our products and/or services, then our reputation among actual and potential customers may be harmed, potentially resulting in a loss of business. While we maintain insurance policies covering, among other things, physical damage, business interruption and product liability, these policies may not cover all of our losses and we could incur uninsured losses and liabilities arising from such events, including damage to our reputation, loss of customers and suffer substantial losses in operational capacity, any of which could have a material adverse effect on our financial results.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which may negatively effect our business, results of operations, financial condition and cash flow.

In conducting our business in major markets around the world, we are, and will continue to be, subject to financial, business, political, economic, legal, operational and other risks that are inherent in operating in other countries. We operate on a global basis, in both developed and underdeveloped countries. In addition to the business risks inherent in developing a relationship with a newly emerging market, economic conditions may be more volatile, legal and regulatory systems less developed and predictable, and the possibility of various types of adverse governmental action more pronounced. In addition, inflation, fluctuations in currency and interest rates, competitive factors, civil unrest and labor problems could affect our revenues, expenses and results of operations. Our operations could also be adversely affected by acts of war, terrorism or the threat of any of these events as well as government actions such as expropriation, controls on imports, exports and prices, tariffs, new forms of taxation or changes in fiscal regimes and increased government regulation in the countries in which we operate or offer our services. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries or to take those other currencies out of those countries. Unexpected or uncontrollable events or circumstances in any of these markets could have a material adverse effect on our financial results.

Transactions with parties in countries designated by the United States State Department as state sponsors of terrorism may lead some potential customers and investors in the United States and other countries to avoid doing business with us or investing in our shares.

We currently engage and may continue to engage in business with parties in certain countries that the United States State Department has designated as state sponsors of terrorism. United States law generally prohibits United States persons from doing business with such countries. In the case of these designated countries, there are prohibitions on certain activities and transactions, and penalties for violation of these prohibitions include criminal and civil fines and imprisonment. We are a company incorporated in British Columbia, Canada and, to our knowledge, our activities with respect to these countries have not involved any United States person in either a managerial or operational role. While we seek to comply with applicable legal requirements in our dealings in these countries, it is possible that our company or persons employed by us could be found to be subject to sanctions or other penalties under this legislation in connection with the activities in these countries.

We are aware, through press reports and other means, of initiatives by governmental entities in the United States and by United States institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with these countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result may have adverse effects on our business.

The cost of raw materials could have a material adverse effect on our financial condition and results of operations.

We may be significantly affected by changes in the prices of and demand for cement, minerals, coal and other related products and the supply of materials necessary to make clinker and cement. The prices and demand for these products and materials can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, political and social unrest and other factors. Any substantial increases in the cost of such materials, or the transportation and/or availability of such materials, could adversely affect the demand for cement, minerals, coal and other related products. If the demand for cement, minerals, coal and other related products decreases, then the demand for our industrial plant engineering and equipment supply business will decrease, which will in turn adversely impact upon our financial condition and results of operations. Our ability, therefore, to maintain or increase our revenues may be adversely affected by a sustained material reduction in the demand or price for such products and materials.

We are subject to risks associated with changing technology and manufacturing techniques, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continuously evolve our existing products and services and introduce new products and services to meet customers’ needs. Our designs and products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. We believe that our customers rigorously evaluate our services and products on the basis of a number of factors, including quality, price competitiveness, technical expertise and development capability, innovation, reliability and timeliness of delivery, product design capability, operational flexibility, customer service, and overall management. Our success depends on our ability to continue to meet our customers’ changing requirements and specifications with respect to these and other criteria. There can be no assurance that we will be able to address technological advances or introduce new designs or products that may be necessary to remain competitive within the industrial plant engineering and equipment supply business.

Our competitors include firms traditionally engaged in the industrial plant engineering and equipment supply business.

We conduct our business in a global environment that is highly competitive and unpredictable. Our primary competitors are international companies with greater resources, capital and access to information than us. Our competition includes other entities who provide industrial and process engineering services and/or products related to cement technology, mineral processing and coal technology, including feasibility studies, raw material testing, basic and detail plant and equipment engineering, financing concepts, construction and commissioning, and personnel training. Increased competition may lead to a decline in the demand for our industrial plant engineering and equipment supply business.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we may use derivative foreign exchange contracts to manage our exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies that we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Unexpected market developments may affect our risk management strategies and unanticipated developments could impact our risk management strategies in the future.

A rise in inflation may negatively affect our business, results of operations and financial condition.

Inflation may result in increases in our expenses related to the provision of industrial plant engineering and equipment supply business, and which may not be readily recoverable in the price of such services provided to our clients. Increases in inflation in overseas countries could result in a reduction in our revenues when reported in United States currency. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it may adversely affect our business, results of operations and financial conditions.

We are exposed to legal risks in our business which are often difficult to assess or quantify. We may incur significant legal expenses in defending against any litigation.

We are exposed to legal risks in our business, including warranty claims that may be made in connection with warranties that we provide to our customers in connection with the industrial and engineering products and services that we provide. If we receive a significant number of warranty claims, then our resulting warranty costs could be substantial and we could incur significant legal expenses evaluating or disputing such claims.

Some of our subsidiaries operating in the industrial plant engineering and equipment supply business are staffed by a unionized workforce, and union disputes and other employee relations issues may materially and adversely affect our financial results.

Some of the employees of our operating subsidiaries are represented by labor unions under collective bargaining agreements with varying durations and expiration dates. We may not be able to satisfactorily renegotiate our bargaining agreements when they expire. In addition, existing bargaining agreements may not prevent a strike or work stoppage in the future, and any such work stoppage may have a material adverse effect on our financial results.

We may not be able to protect the confidential or unique aspects of our technology, which would reduce our competitive advantage.

We rely on a combination of patents and patent applications, trade secrets, confidentiality procedures and contractual provisions to protect our technology. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of the products we design or build or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology and products is difficult and expensive. In addition, our competitors may independently develop similar technology or intellectual property. If our technology is copied by unauthorized parties, the technology violates the intellectual property of others or our competitors independently develop competing technology, we may lose existing customers and our business may suffer.

We are exposed to various counterparty risks which may adversely impact our financial position, results of operations, cash flows and liquidity.

We have exposure to the financial condition of our various lending, investment and derivative counterparties. With respect to derivative counterparties, we are periodically party to derivative instruments to hedge our exposure to foreign currency exchange rate fluctuation. As of September 30, 2008, we were party to foreign currency contracts with a notional value of approximately $31.3 million. The counterparties to these contracts are commercial banks. On the maturity dates of these contracts, the counterparties are potentially obligated to pay us the net settlement value. If any of the counterparties to these derivative instruments were to liquidate, declare bankruptcy or otherwise cease operations, they may not satisfy their obligations under these derivative instruments. In addition, we may not be able to cost effectively replace the derivative position depending on the type of derivative and the current economic environment. If we were not able to replace the derivative position, we would be exposed to a greater level of foreign currency exchange rate risk which could lead to additional losses.

With respect to lending and investment counterparties, current market conditions may increase counterparty risks related to our cash equivalents, restricted cash, short-term cash deposits, receivables and equity securities (including preferred shares). If any such counterparty is unable to perform its obligations, we would, depending on the type of counterparty arrangement, experience a loss of liquidity or an economic loss. Changes in the fair value of these items may adversely impact our financial position, results of operations, cash flows and liquidity.

Our bonding facility is provided by a syndicate of six banks. All banks in the syndicate are highly rated with three located in Austria and three in Germany. The bonding facility is secured for one year and utilization rates are well below available limits. We do not have significant unutilized credit lines. The counterparties to our derivative contracts are highly rated Austrian and Indian banks. The Austrian, German and Indian governments all have announced that resources are available to support their banking systems.

Our ability to utilize financial instruments may be restricted because of tightening, and/or elimination of unsecured credit availability with counterparties. If we are unable to utilize such instruments, we may be exposed to greater risk with respect to our ability to manage exposures to fluctuations in foreign currencies, interest rates, and lead prices.

General Risks Faced by Our Company

Investors’ interests will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

Our constating documents authorize the issuance of common shares and class A preferred shares. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

Our charter documents contain indemnification provisions and we have entered into agreements indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our charter documents contain indemnification provisions and we have entered into agreements with respect to the indemnification of our officers and directors against all costs, charges and expenses, including amounts payable to settle actions or satisfy judgments, actually and reasonably incurred by them, and amounts payable to settle actions or satisfy judgments in civil, criminal or administrative action or proceeding to which they are made a party by reason of being or having been a director or officer of our company. Such limitations on liability may reduce the likelihood of litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit us and our shareholders.

Certain factors may inhibit, delay or prevent a takeover of our company which may adversely affect the price of our common stock.

Certain provisions of our charter documents and the corporate legislation which govern our company may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that these limitations will apply. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. See section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to interest rate risk.

Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates. Our reporting currency is the United States dollar. A depreciation of other currencies against the United States dollar will decrease the fair value of our financial instrument assets denominated in other currencies and an appreciation of other currencies against the United States dollar will increase the fair value of our financial instrument liabilities denominated in other currencies, thereby resulting in a reduction in our equity. See the section entitled “Financial and Other Instruments” in our annual report on Form 20-F for additional information with respect to our exposure to foreign currency exchange rate risk.

Additional Information

We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, KHD Humboldt Wedag International Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2008.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of KHD Humboldt Wedag International Ltd. as at September 30, 2008 and the related consolidated statements of income and retained earnings, comprehensive income and cash flows for the three and nine-month periods then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of KHD Humboldt Wedag International Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2008 and December 31, 2007
(United States Dollars in Thousands)

	2008	2007
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$372,984	$354,397
Short-term cash deposits	26,528	—
Securities	8,860	15,510
Restricted cash	31,338	24,116
Accounts receivable, trade	72,536	62,074
Other receivables	25,642	18,585
Inventories	106,834	124,980
Contract deposits, prepaid and other	63,174	33,775
Future income tax assets	783	825

Total current assets	708,679	634,262
Non-current Assets
Property, plant and equipment	2,391	2,957
Interest in resource property	29,675	32,865
Equity method investments	534	654
Future income tax assets	18,257	24,658
Investment in preferred shares of former subsidiaries	85,731	91,960
Other non-current assets	2,663	1,955

Total non-current assets	139,251	155,049

	$847,930	$789,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$158,622	$147,869
Long-term debt, current portion	287	—
Progress billings above costs and estimated earnings on uncompleted contracts	202,216	184,830
Advance payments received from customers	11,299	9,190
Income tax liabilities	7,286	20,658
Accrued pension liabilities, current portion	2,126	2,205
Provision for warranty costs, current portion	29,710	31,503

Total current liabilities	411,546	396,255
Long-term Liabilities
Long-term debt, less current portion	12,885	13,920
Accrued pension liabilities, less current portion	29,572	30,981
Provision for warranty costs, less current portion	9,865	11,799
Deferred credit, future income tax assets	9,838	15,712
Future income tax liability	12,318	2,593
Other long-term liabilities	5,793	4,931

Total long-term liabilities	80,271	79,936

Total liabilities	491,817	476,191
Minority Interests	4,497	5,926
Shareholders’ Equity
Common stock, without par value; authorized unlimited number	143,826	138,359
Treasury stock	(93,793)	(93,793)
Contributed surplus	6,630	4,319
Retained earnings	220,538	162,633
Accumulated other comprehensive income	74,415	95,676

Total shareholders’ equity	351,616	307,194

	$847,930	$789,311

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Nine Months Ended September 30, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2008	2007

Revenues	$474,672	$416,893
Cost of revenues	384,559	356,809

Gross profit	90,113	60,084

Income from interest in resource property	23,654	12,987
General and administrative expense	(39,393)	(31,258)
Stock-based compensation — general and administrative	(3,407)	(3,298)

Operating income	70,967	38,515

Interest income	16,595	8,058
Interest expense	(1,780)	(2,071)
Foreign currency transaction losses, net	(1,369)	(1,019)
Other income (expense), net	(5,563)	2,208

Income before income taxes and minority interests from continuing operations	78,850	45,691
Provision for income taxes:
Income taxes	(15,150)	(2,707)
Resource property revenue taxes	(5,104)	(2,986)

	(20,254)	(5,693)

Income before minority interests from continuing operations	58,596	39,998
Minority interests	(691)	(1,872)

Income from continuing operations	57,905	38,126
Loss from discontinued operations, net of tax	—	(7,595)

Net income	57,905	30,531
Distribution of SWA Reit and Investments Ltd.	—	(56,251)
Retained earnings, beginning of the period	162,633	176,742

Retained earnings, end of the period	220,538	151,022
Accumulated other comprehensive income, end of the period	74,415	89,776

Total of retained earnings and accumulated other comprehensive income	$294,953	$240,798

Basic earnings per share
— from continuing operations	$1.91	$1.27
— from discontinued operations	0.00	(0.25)

	$1.91	$1.02

Diluted earnings per share
— from continuing operations	$1.89	$1.25
— from discontinued operations	0.00	(0.25)

	$1.89	$1.00

Weighted average number of common shares outstanding
— basic	30,360,179	29,834,461
— diluted	30,628,990	30,511,709

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For Three Months Ended September 30, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands, Except Earnings per Share)

	2008	2007

Revenues	$193,596	$150,441
Cost of revenues	157,022	129,890

Gross profit	36,574	20,551

Income from interest in resource property	9,460	5,811
General and administrative expense	(12,830)	(11,006)
Stock-based compensation — general and administrative	(1,281)	(843)

Operating income	31,923	14,513

Interest income	5,720	2,728
Interest expense	(819)	(512)
Foreign currency transaction gains, net	7,652	608
Other expense, net	(2,200)	(1,210)

Income before income taxes and minority interests from continuing operations	42,276	16,127
Recovery of (provision for) income taxes:
Income taxes	(9,044)	5,808
Resource property revenue taxes	(2,013)	(1,338)

	(11,057)	4,470

Income before minority interests from continuing operations	31,219	20,597
Minority interests	(415)	(870)

Income from continuing operations	30,804	19,727
Loss from discontinued operations, net of tax	—	(7,945)

Net income	30,804	11,782
Distribution of SWA Reit and Investments Ltd.	—	(56,251)
Retained earnings, beginning of the period	189,734	195,491

Retained earnings, end of the period	220,538	151,022
Accumulated other comprehensive income, end of the period	74,415	89,776

Total of retained earnings and accumulated other comprehensive income	$294,953	$240,798

Basic earnings per share
— from continuing operations	$1.01	$0.65
— from discontinued operations	0.00	(0.26)

	$1.01	$0.39

Diluted earnings per share
— from continuing operations	$1.01	$0.64
— from discontinued operations	0.00	(0.26)

	$1.01	$0.38

Weighted average number of common shares outstanding
— basic	30,514,255	30,294,782
— diluted	30,649,899	31,013,973

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Nine Months Ended September 30, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands)

	2008	2007

Net income for the period	$57,905	$30,531
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	(21,261)	39,573

Other comprehensive income (loss)	(21,261)	39,573

Comprehensive income for the period	$36,644	$70,104

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Three Months Ended September 30, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands)

	2008	2007

Net income for the period	$30,804	$11,782
Other comprehensive income (loss), net of tax
Unrealized gains and losses on translating financial statements of self-sustaining foreign operations and adjustments from the application of U.S. dollar reporting	(21,780)	20,764

Other comprehensive income (loss)	(21,780)	20,764

Comprehensive income for the period	$9,024	$32,546

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Nine Months Ended September 30, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands)

	2008	2007

Cash flows from continuing operating activities
Income from continuing operations	$57,905	$38,126
Adjustments for:
Amortization and depreciation	2,677	2,554
Foreign currency transaction losses, net	1,369	1,019
Minority interests	691	1,872
Loss (gain) on short-term securities	7,707	(154)
Stock-based compensation	3,407	3,298
Future income taxes	10,902	(4,554)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(28,624)	—
Short-term securities	(1,134)	(8,809)
Restricted cash	(8,715)	(3,194)
Receivables	(22,500)	(15,067)
Inventories	14,736	(12,256)
Accounts payable and accrued expenses	18,907	6,174
Progress billings above costs and estimated earnings on uncompleted contracts, net	26,206	47,942
Advance payments received from customers	2,270	3,371
Income tax liabilities	(13,636)	(381)
Provision for warranty costs	(2,350)	4,639
Contract deposits, prepaid and other	(33,041)	(12,385)
Other	54	1,359

Cash flows provided by continuing operating activities	36,831	53,554
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(1,633)	(2,193)
Purchases of subsidiaries, net of cash acquired	(1,102)	(89)
Other	(1,709)	(486)

Cash flows used in continuing investing activities	(4,444)	(2,768)
Cash flows from continuing financing activities
Borrowings	—	1,240
Debt repayments	(503)	(5,922)
Distribution in connection with SWA Reit and Investments Ltd.	—	(5,399)
Issuance of shares	4,370	5,400

Cash flows (used in) provided by continuing financing activities	3,867	(4,681)
Cash flows used in operating activities of discontinued operations	—	(432)
Cash flows provided by investing activities of discontinued operations	—	58
Cash flows used in financing activities of discontinued operations	—	(245)
Exchange rate effect on cash and cash equivalents	(17,667)	20,719

Increase in cash and cash equivalents	18,587	66,205
Cash and cash equivalents, beginning of the period	354,397	204,678

Cash and cash equivalents, end of the period	$372,984	$270,883

Cash and cash equivalents at end of the period consisted of:
Continuing operations	$372,984	$270,883
Discontinued operations	—	—

	$372,984	$270,883

Cash and cash equivalents	$372,984	$258,774
Money market funds	—	12,109

	$372,984	$270,883

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For Three Months Ended September 30, 2008 and 2007
(Unaudited)
(United States Dollars in Thousands)

	2008	2007

Cash flows from continuing operating activities
Income from continuing operations	$30,804	$19,727
Adjustments for:
Amortization and depreciation	911	949
Foreign currency transaction gains, net	(7,652)	(608)
Minority interests	415	870
Loss on short-term securities	4,056	1,556
Stock-based compensation	1,281	843
Future income taxes	5,634	(10,631)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions
Short-term cash deposits	(20,394)	—
Short-term securities	(2,364)	(3,975)
Restricted cash	(1,977)	(857)
Receivables	(6,692)	13,788
Inventories	(4,429)	(17,239)
Accounts payable and accrued expenses	20,136	9,502
Progress billings above costs and estimated earnings on uncompleted contracts, net	(22,099)	19,969
Advance payments received from customers	(11,923)	1,547
Income tax liabilities	(738)	(117)
Provision for warranty costs	1,123	4,339
Contract deposits, prepaid and other	(9,735)	(4,587)
Other	516	2,215

Cash flows (used in) provided by continuing operating activities	(23,127)	37,291
Cash flows from continuing investing activities
Purchases of property, plant and equipment, net	(571)	360
Purchases of subsidiaries, net of cash acquired	(181)	(76)
Other	(924)	(13)

Cash flows (used in) provided by continuing investing activities	(1,676)	271
Cash flows from continuing financing activities
Borrowings	—	36
Debt repayments	(308)	(4,716)
Distribution in connection with SWA Reit and Investments Ltd.	—	(5,399)
Issuance of shares	217	3,192

Cash flows used in continuing financing activities	(91)	(6,887)
Cash flows used in operating activities of discontinued operations	—	(2,304)
Cash flows provided by investing activities of discontinued operations	—	41
Cash flows provided by financing activities of discontinued operations	—	163
Exchange rate effect on cash and cash equivalents	(27,896)	14,125

Decrease (increase) in cash and cash equivalents	(52,790)	42,700
Cash and cash equivalents, beginning of the period	425,774	228,183

Cash and cash equivalents, end of the period	$372,984	$270,883

Cash and cash equivalents at end of the period consisted of:
Continuing operations	$372,984	$270,883
Discontinued operations	—	—

	$372,984	$270,883

Cash and cash equivalents	$372,984	$258,774
Money market funds	—	12,109

	$372,984	$270,883

The accompanying notes are an integral part of these consolidated financial statements

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2008
(Unaudited)

Note 1.	Basis of Presentation

The consolidated financial statements contained herein include the accounts of KHD Humboldt Wedag International Ltd. and its subsidiaries (collectively, the “Company”). The notes are stated in United States dollars (unless otherwise indicated), as rounded to the nearest thousand (except per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2.	Nature of Operations

The Company operates internationally in the industrial plant engineering and equipment supply business and specializes in the cement, coal and mineral industries. The Company also holds an interest in the Wabush iron ore mine in Canada.

In March 2004, the Company acquired a controlling interest in KHD Humboldt Wedag International (Deutschland) AG (“KHDID”). KHDID, through its major subsidiaries, the KHD Humboldt Wedag GmbH group of companies, together with the Company’s direct subsidiary, KHD Humboldt Wedag International Holding GmbH and its subsidiaries, are engaged in the industrial plant engineering and equipment supply business and specialize in the cement, coal and mineral industries. KHD Humboldt Wedag GmbH and KHD Humboldt Wedag International Holding GmbH, with their respective subsidiaries, are collectively known as “KHD” in these financial statements.

In March 2007, the Company’s board of directors passed a resolution to distribute its non-core real estate interests to its shareholders. Pursuant to this resolution, the Company and SWA Reit and Investments Ltd. (“SWA Reit”), its wholly-owned subsidiary, entered into an arrangement agreement. Upon the closing of the arrangement, SWA Reit held certain non-core real estate interests and other assets of the Company. The record date of the distribution was September 25, 2007 at which time the Company effectively distributed, by way of reduction of capital in relation to its common shares, its ownership interest in SWA Reit and since then, the Company does not hold any real estate interests.

For reporting purposes, the results of operations of SWA Reit have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

Note 3.	Accounting Policy Developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011.

Canadian GAAP will be fully converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The International Accounting Standards Board currently, and expectedly, has projects underway that are expected to result in new pronouncements that continue to evolve IFRS, and, as a result, IFRS as at the transition date is expected to differ from its current form.

In June 2008, Canadian Securities Administrators issued a staff notice which states that staff recognize that some issuers might want to prepare their financial statements in accordance with IFRS for periods beginning prior to January 1, 2011, the mandatory date for changeover to IFRS for Canadian publicly accountable enterprises, and staff are prepared to recommend exemptive relief on a case by case basis to permit a domestic issuer to prepare its financial statements in accordance with IFRS for financial periods beginning before January 1, 2011.

The Company is required to qualitatively disclose its implementation impacts in conjunction with its 2008 and 2009 financial reporting. As activities progress, disclosure on pre- and post-IFRS implementation accounting policy differences is expected to increase. The Company is in the process of assessing the impacts on itself of the Canadian convergence initiative.

Effective January 1, 2008, the Company adopted Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3862, Financial Instruments — Disclosures, Section 3863, Financial Instruments — Presentation, Section 3031, Inventories and amendments to Section 1400, General Standards of Financial Statement Presentation. The adoption of these new accounting standards and amendments results in incremental disclosures and does not have any material impact on the Company’s financial position as of January 1, 2008.

In October 2008, the Accounting Standards Board approved amendments to CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation and Section 3862, Financial Instruments — Disclosure, which permit the reclassification of some financial instruments in rare circumstances, which are the steps that the International Accounting Standards Board and other regional and international bodies are using to address financial reporting issues associated with the credit crisis that occurred since the third quarter of 2008. The amendments apply to reclassifications made on or after July 1, 2008. These amendments do not have impact on the current period financial statements.

Consistent with Canadian GAAP being evolved and converged with IFRS, the previously existing recommendations for goodwill and intangible assets and research and development costs were replaced with new recommendations in CICA Handbook Section 3064, Goodwill and Intangible Assets. These new recommendations, which provide extensive guidance on when expenditures qualify for recognition as intangible assets, will apply to the Company starting from January 1, 2009. The Company’s results of operations and financial position are not expected to be materially affected by the new recommendations.

Note 4.	Short-term Cash Deposits

Short-term cash deposits are classified as held-to-maturity financial assets and include term deposits with original maturities of more than three months. They are interest bearing and are to mature within 12 months after the balance sheet date.

Note 5.	Earnings Per Share

Earnings per share data for the periods ended September 30 from operations is summarized as follows:

Nine Months Ended September 30	2008	2007

Earnings from continuing operations available to common shareholders	$57,905	$38,126

	Number of Shares
	2008	2007

Basic earnings per share, weighted average number of common shares outstanding	30,360,179	29,834,461
Effect of dilutive securities
Options	268,811	677,248

Weighted average number of common shares outstanding — diluted	30,628,990	30,511,709

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three Months Ended September 30	2008	2007

Earnings from continuing operations available to common shareholders	$30,804	$19,727

	Number of Shares
	2008	2007

Basic earnings per share, weighted average number of common shares outstanding	30,514,255	30,294,782
Effect of dilutive securities
Options	135,644	719,191

Weighted average number of common shares outstanding — diluted	30,649,899	31,013,973

Note 6.	Stock-based Payments

The Company has a stock option plan which enables certain employees and directors to acquire common shares of the Company.

On May 15, 2008, the Company granted to two employees stock options to purchase up to 42,500 common shares of the Company at $30.89 per share, on or before May 15, 2018, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $30.89 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 47.48% to 48.24%, risk-free interest rates of 3.09% to 3.24% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $10.78 per share.

On May 19, 2008, pursuant to the stock option agreements dated May 17, 2006, the Company granted to certain employees additional stock options to purchase up to 316,662 common shares of the Company at $31.81 per share, on or before May 19, 2018, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $31.76 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 47.31% to 48.22%, risk-free interest rates of 3.09% to 3.24% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $11.05 per share.

On June 30, 2008, pursuant to the stock option agreements dated June 28, 2007, the Company granted to two employees additional stock options to purchase up to 66,664 common shares of the Company at $31.53 per share, on or before June 30, 2018, with one third to be vested on each anniversary date in the next three years. On the date the stock options were granted, the market value of the Company’s common stock was $31.53 per share. The fair value of the stock-based compensation is determined by using the Black-Scholes model, with the following assumptions: a weighted average expected life of 3.0 years, expected volatility of 46.85% to 48.88%, risk-free interest rates of 3.23% to 3.40% and expected dividend yield of 0%. The weighted average grant-date fair value of the stock options was $11.01 per share.

Following is a summary of the changes in stock options during the current period:

Outstanding at December 31, 2007	1,508,888
Granted	425,826
Forfeited	—
Exercised	(299,438)

Outstanding at September 30, 2008	1,635,276

In August 2008, the shareholders of the Company passed a resolution to approve the 2008 Equity Incentive Plan. Subject to the terms of the 2008 Equity Incentive Plan, a committee, as appointed by the board of directors, may grant awards under the plan, establish the terms and conditions for those awards, construe and interpret the plan and establish the rules for the plan’s administration. The committee may grant nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock unit awards, stock awards, performance stock

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

awards and tax bonus awards under the plan. The maximum number of common shares of the Company that are issuable under all awards granted under the plan is 1,500,000 common shares.

Note 7.	Investment in Preferred Shares of Former Subsidiaries

As at September 30, 2008, the Company held all of the Series 2 Class B preferred shares in Mass Financial Corp. (“Mass Financial”) and preferred shares in one of its subsidiaries having an aggregate carrying value of Cdn$127,866 and a financial liability of Cdn$37,000 owing to Mass Financial. The Company and Mass Financial have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis. Accordingly, the financial asset and the financial liability were offset and the net amount of Cdn$90,866 was reported in the consolidated balance sheet. As a result of the fluctuation of exchange rate between Canadian and U.S. dollars, the Company reported $85,731 and $91,960 as its investment in the preferred shares of former subsidiaries in the consolidated balance sheets as at September 30, 2008 and December 31, 2007, respectively, with the related translation adjustment included in the cumulative translation adjustment in accumulated other comprehensive income.

Note 8.	Defined Benefit Cost

The Company maintains defined benefit plans that provide person benefits for the employees of certain KHD companies in Europe. The Company recognized, as determined by CICA Handbook Section 3461, Employee Future Benefits, the following amounts of defined benefit cost:

	2008	2007

Nine months ended September 30	$1,285	$1,789
Three months ended September 30	580	609

Note 9.	Financial Instruments

During 2008, the Company implemented CICA Handbook Section 3862, Financial Instruments — Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The requirements of Section 3862 complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instrument — Recognition and Measurement, Section 3863, Financial Instruments — Presentation, and Section 3865, Hedges.

Section 3862 applies to the Company’s interim and annual financial statements relating to fiscal years beginning on January 1, 2007. The Company included certain qualitative and quantitative disclosures in its 2007 annual financial statements. Incremental disclosures required under CICA Handbook Section 3862 are included below:

(A) An analysis of the age of financial assets that are past due as at the balance sheet but not impaired:

As at September 30, 2008, trade receivables of $34,336 were past due but not impaired. The aging analysis of these trade receivables as at September 30, 2008 is as follows:

Below 30 days	$11,554
Between 31 and 60 days	3,423
Between 61 and 90 days	2,364
Over 90 days	16,995

$34,336

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at September 30, 2008, trade receivables of $3,408 were impaired and an allowance for credit losses of $3,408 has been provided. The aging analysis of these trade receivables as at September 30, 2008 is as follows:

Below 30 days	$—
Between 31 and 60 days	—
Between 61 and 90 days	—
Over 90 days	3,408

$3,408

The movement of the allowance for credit losses during the current period under review is as follows:

Balance at December 31, 2007	$2,932
Additions	817
Reversals	(194)
Cumulative translation adjustment	(147)

Balance at September 30, 2008	$3,408

(B) A maturity analysis for financial liabilities:

As at September 30, 2008, financial liabilities (other than long-term debt) comprised:

Current liabilities: accounts payable and accrued liabilities	$158,622
Long-term other liabilities	5,793

$164,415

The remaining contractual maturities are analysed as follows:

Within one year	$158,622
Between one and two years	5,793

$164,415

As at September 30, 2008, the maturities of debt, including interest, are as follows:

Within one year	$662
Between one and two years	1,864
Between two and three years	11,628

$14,154

(C) A sensitivity analysis of market risk:

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

At September 30, 2008, if interest rates at that date had been 50 basis points (0.50% per annum) lower with all other variables held constant, after-tax net income for the nine months ended September 30, 2008 would have been $322 lower, arising mainly as a result of lower net interest income. Conversely, if interest rates at that date had been 50 basis points (0.50% per annum) higher with all other variables held constant, after-tax net income for the nine months ended September 30, 2008 would have been $322 higher, arising mainly as a result of higher net interest income. There would have been no material impact on the Company’s other comprehensive income. All of the Company’s long-term debt bears fixed interest rates.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments denominated in the functional currency. The Company operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and U.S. dollars.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At September 30, 2008, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the nine months ended September 30, 2008 would have been $2,045 lower. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $2,045 higher. The reason for such change is mainly due to certain U.S. dollar-denominated financial assets (net of liabilities) held by entities whose functional currency is not U.S. dollars. There would have been no material impact on other comprehensive income in either case.

At September 30, 2008, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the nine months ended September 30, 2008 would have been $3,385 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $3,385 higher. The reason for such change is primarily due to certain Euro-denominated financial assets (net of liabilities) held by entities whose functional currency is not Euros. There would have been no material impact on other comprehensive income in either case.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Company’s other price risk includes equity price risk with respect to the Company’s investments in securities. The Company does not hold any asset-backed securities.

At September 30, 2008, if the equity price in general had weakened 10% with all other variables held constant, after-tax net income for the nine months ended September 30, 2008 would have been $604 lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net income would have been $604 higher. There would have been no material impact on other comprehensive income in either case.

(D)	The Company had the following items of income, expense, gains or losses on or arising from financial assets or financial liabilities during the nine months ended September 30, 2008:

Interest income on financial assets not classified as held for trading	$13,285
Interest income on financial assets classified as held for trading	3,310

Total interest income	$16,595

Interest expense on financial liabilities not classified as held for trading	$1,769
Interest expense on financial liabilities classified as held for trading	11

Total interest expense	$1,780

Net losses on securities held for trading	$7,707
Credit losses	342

Note 10.	Segment Information

The Company currently operates in two reportable business segments: industrial plant engineering and equipment supply, and resource property.

Summarized financial information concerning the segments is shown in the following tables:

	Nine months ended September 30, 2008
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$474,672	$—	$—	$474,672
Interest expense
External	1,694	—	86	1,780
Internal	—	—	1,015	1,015
Income (loss) from continuing operations before income taxes and minority interests	67,272	21,637	(10,059)	78,850

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Nine months ended September 30, 2007
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$416,893	$—	$—	$416,893
Interest expense
External	1,521	—	550	2,071
Internal	161	—	113	274
Income (loss) from continuing operations before income taxes and minority interests	44,033	11,722	(10,064)	45,691

	Three months ended September 30, 2008
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$193,596	$—	$—	$193,596
Interest expense
External	802	—	17	819
Internal	—	—	386	386
Income (loss) from continuing operations before income taxes and minority interests	36,189	8,755	(2,668)	42,276

	Three months ended September 30, 2007
	Industrial plant
	engineering and	Resource	Corporate
	equipment supply	property	and other	Total

Revenues from external customers	$150,441	$—	$—	$150,441
Interest expense
External	451	—	61	512
Internal	55	—	4	59
Income (loss) from continuing operations before income taxes and minority interests	13,477	5,083	(2,433)	16,127

The total assets were $847,930 and $789,311 at September 30, 2008 and December 31, 2007, respectively. There was no material change of total assets since December 31, 2007.

The two major customer groups of the industrial plant engineering and equipment supply segment are in cement, and coal and minerals industries. The revenues of the industrial plant engineering and equipment supply segment can be further broken down as follows:

	Nine months ended September 30		Three months ended September 30
	2008	2007	2008	2007

Cement	$407,252	$375,464	$165,448	$134,268
Coal and minerals	67,420	41,429	28,148	16,173

	$474,672	$416,893	$193,596	$150,441

Note 11.	Related Party Transactions

In the normal course of operations, the Company enters into transactions with related parties which include affiliates in which the Company has a significant equity interest (10% or more) or has the ability to influence the affiliates’ operating and financing policies through significant shareholdings, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by the parties. In addition to transactions

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosed elsewhere in the financial statements, the Company had the following transactions with affiliates during the nine months ended September 30, 2008:

The Company paid royalty expense of $702 to an affiliate, which was offset against the income from interest in resource property. The Company paid fee expenses for management services, including reimbursements of expenses, of $6,018 to affiliates. The Company recognized interest expense of $22 to affiliates. The Company recognized equity loss of $40 from an equity method investee.

The Company recognized net investment income of $2,972 on its investment in the preferred shares of former subsidiaries. The Company recognized other income of $97 from an affiliate.

As at September 30, 2008, included in other receivables is $132 due from affiliates and $6,660 accrued dividend receivable on the preferred shares of former subsidiaries. As at September 30, 2008, the Company had a long-term receivable of $1,766 from an affiliate included in other non-current assets. As at September 30, 2008, accounts payable and accrued expenses includes $884 due to an affiliate.

News Release

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS
THIRD QUARTER AND NINE-MONTH RESULTS

– EPS increase by 51% to $1.89, Backlog at $1.1 billion –
– Company looks at options to best adapt to new market dynamics –

HONG KONG (November 12, 2008) . . . KHD Humboldt Wedag International Ltd. (NYSE: KHD) today announced results for the third quarter and nine months ended September 30, 2008. Unless otherwise noted, all figures are in U.S. dollars.

For the nine months ended September 30, 2008, KHD reported revenues from continuing operations of $474.7 million and income from continuing operations for the period was $57.9 million or $1.89 per share diluted, an EPS increase of 51 percent over the $38.1 million or $1.25 per share for the first nine months of 2007. Although the results for the quarter and year-to-date were strong, it is clear that the international financial conditions that have surfaced in recent weeks will require us to look at options to best adapt to these market changes.

Revenues for the quarter ended September 30, 2008 were $193.6 million, an increase of 29% over 2007 third-quarter revenues of $150.4 million. Income from continuing operations for the period was $30.8 million or $1.01 per share diluted, an EPS increase of 58 percent over the $19.7 million or $0.64 per share for the third quarter of 2007. Net income for the quarter ended September 30, 2008 included an after tax foreign exchange gain of $6.6 million on the $100 million of cash currency held in certain of our European subsidiaries in U.S. dollars that was converted to Euros in the third quarter.

At September 30, 2008, the Company had $408.4 million in cash, cash equivalents, short term cash deposits and short term securities; a current working capital ratio of 1.72. Shareholders’ equity rose to $351.6 million and a long term debt to equity ratio of 0.04.

– MORE –

Contact Information:	Allen & Caron Inc. Joseph Allen (investors) 1 (212) 691-8087 joe@allencaron.com or Brian Kennedy (media) 1 (212) 691-8087 brian@allencaron.com	Rene Randall KHD Humboldt Wedag International Ltd. 1 (604) 683-8286 ex 224 randall.r@khd.de

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

Page -2-

Order intake for the nine months ended September 30, 2008 was $689.9 million, an increase of 28 percent over the first nine months of 2007. Of this amount, 53 percent came from the emerging Russia/Eastern Europe region, 27 percent from the emerging Asian region and 13 percent from the Middle East region.

Order intake for the quarter ended September 30, 2008 was $81 million, a decrease of 65 percent from the third quarter of 2007. Of this amount, 55 percent came from the Middle East region and 23 percent from the emerging Russia/Eastern Europe region. The decrease in order intake for the third quarter was primarily a result of delays in project awards by customers revisiting their financing alternatives in light of credit market dynamics.

Order backlog as of September 30, 2008 was $1.1 billion, up 39 percent over the same period of 2007. The majority of the order backlog is in the world’s emerging economies: 39 percent in Russia/Eastern Europe, 27 percent in Asia and 26 percent in the Middle East.

CEO Jim Busche commented, “KHD has focused its expansion activities in growth markets that have the greatest infrastructure demands. These markets are Asia, Russia/Eastern Europe and the Middle East. KHD has achieved a significant position in each with over 90 percent of our backlog at September 30, 2008, $1.1 billion dollars, originating from these three regions.

The changing economic climate requires a change in KHD’s focus from growth to sustaining equity during this period of uncertainty and positioning KHD to effectively capitalize on opportunities that become available as conditions improve.

KHD’s primary business is selling capital equipment to cement producers. There is little doubt that the shortage of credit will impact the international construction market. We expect the recent trends of demand growth, consolidation and capital expenditures in the cement industry to moderate. Many of our customers are facing liquidity problems. Some have approached us to discuss renegotiating contracts. We are closely monitoring market communications concerning our customers. Some are revisiting their capital expenditure plans by assessing the impacts of the tight credit markets, assuming demand for product will be penalized, and weighing the decrease in freight rates vis-á-vis import options. While the extent of their reductions in capital expenditures is not yet known, it is clear that we should expect some projects to be delayed, others cancelled and a decrease in the number of project opportunities.”

CEO Jim Busche continued, “KHD is currently evaluating alternatives to adapt to these changing market conditions and will develop a plan to minimize costs and maximize profitability, preserve shareholder value and take an optimum position to capitalize on opportunities that become available as conditions recover. It is our intention to finalize a plan, obtain Board approval and have it implemented by the beginning of 2009.

As a result of the rapid and dramatic changes in world credit markets and the associated impact on our customer base, despite our strong financial performance through three quarters, we are not in a position at this time to confirm our guidance on earnings and order intake for 2008 which we gave in our April 2, 2008 news release.”

CFO Alan Hartslief commented, “We will continue to target opportunities where we judge the returns to be reasonable and the risks to be controllable. This balanced approach to business opportunities has resulted in improving gross profit margins and has allowed us to maintain a balance sheet with low debt and high levels of liquidity. For the nine month period ended September 30, 2008, the gross profit margin was 19 percent compared to 14 percent for the same period in 2007 and was 19 percent compared to 14 percent for the three month periods ended September 30, 2008 and 2007, respectively. Our royalty stream from the Wabush iron ore mine continues to provide strong positive cash flow.”

We encourage our shareholders to read the entire Form 6-K, which has been filed with SEC, for a greater understanding of our company. The Form 6-K is also available on the Company website.

The Company’s annual report for the fiscal year ended December 31, 2007 on Form 20-F was filed with the Securities and Exchange Commission (SEC) on March 31, 2008. The Company will provide a hard copy of the Company’s complete audited financial statements included in the annual report, free of charge upon request. Requests can be sent by mail to: KHD Humboldt Wedag International Ltd., Suite 702, 7th Floor, Ruttonjee House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

Page -3-

Today at 10:00am EDT (7:00am PDT), a conference call will be held to review the Company’s results; this call will be broadcast live over the Internet at www.khdhumboldt.com or www.earnings.com. An online archive will be available immediately following the call and continue for seven days or to listen to the audio replay by phone, dial: 1 (888) 286 8010 using conference ID #53894928. International callers should dial: 1 (617) 801 6888.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant engineering and equipment supply industry, and specializes in the cement, coal and minerals processing industries. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in, the statements. No assurance can be given that any of the events anticipated by the forward- looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include, management’s current expectations estimates and assumptions about certain projects and the markets the Company operates in, are expressed or implied by the forward-looking statements, including, but not limited to: (1) a downturn in general economic conditions in Russia, Asia, Europe, the United States and internationally, including the world wide economic downturn resulting from the effects of the sub-prime lending and general market causes, volatile energy costs, decreasing consumer confidence and other factors, (2) a decreased demand for the Company’s products, (3) a decrease in the demand for cement, minerals and related products, (4) the number of competitors with competitively priced products and services, (5) product development or other initiatives by the Company’s competitors,(6) shifts in industry capacity, (7) fluctuations in foreign exchange and interest rates, (8) fluctuations in availability and cost of raw materials or energy, (9) delays in the start of projects included in our forecasts, (10) delays in the implementation of projects included in our forecasts and disputes regarding the performance of our services, (11) the uncertainty of government regulation and politics in Russia, Asia and the Middle East and other markets, (12) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (13) other factors beyond the Company’s control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risks and Uncertainties” section in our Form 6-K filed with the Securities and Exchange Commission and our MD&A filed with Canadian security regulators.

– FINANCIAL TABLES FOLLOW –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

Page -4-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS
September 30, 2008 and December 31, 2007
(unaudited)
(U.S. Dollars in Thousands)

	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$372,984	$354,397
Short-term cash deposits	26,528	—
Securities	8,860	15,510
Restricted cash	31,338	24,116
Accounts receivable, trade	72,536	62,074
Other receivables	25,642	18,585
Inventories	106,834	124,980
Contract deposits, prepaid and other	63,174	33,775
Future income tax assets	783	825

	708,679	634,262

Non-current assets
Property, plant and equipment	2,391	2,957
Interest in resource property	29,675	32,865
Equity method investments	534	654
Future income tax assets	18,257	24,658
Investment in preferred shares of former subsidiaries	85,731	91,960
Other non-current assets	2,663	1,955

	139,251	155,049

	$847,930	$789,311

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

Page -5-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS (con’t)
September 30, 2008 and December 31, 2007
(unaudited)
(U.S. Dollars in Thousands)

	2008	2007

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	$158,622	$147,869
Long-term debt, current portion	287	—
Progress billing above costs and estimated earnings on uncompleted contracts	202,216	184,830
Advance payments received from customers	11,299	9,190
Income tax liabilities	7,286	20,658
Accrued pension liabilities, current portion	2,126	2,205
Provision for warranty costs, current portion	29,710	31,503

	411,546	396,255

Long-term liabilities
Long-term debt, less current portion	12,885	13,920
Accrued pension liabilities, less current portion	29,572	30,981
Provision for warranty costs, less current portion	9,865	11,799
Deferred credit, future income tax assets	9,838	15,712
Future income tax liability	12,318	2,593
Other long-term liabilities	5,793	4,931

	80,271	79,936

Total liabilities	491,817	476,191

MINORITY INTERESTS	4,497	5,926

SHAREHOLDERS’ EQUITY
Common stock, without par value; authorized unlimited number	143,826	138,359
Treasury stock	(93,793)	(93,793)
Contributed surplus	6,630	4,319
Retained earnings	220,538	162,633
Accumulated other comprehensive income	74,415	95,676

	351,616	307,194

	$847,930	$789,311

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

Page -6-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME
For Nine Months Ended September 30, 2008 and 2007
(unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	2008	2007

Revenues	$474,672	$416,893
Cost of revenues	384,559	356,809

Gross profit	90,113	60,084

Income from interest in resource property	23,654	12,987
General and administrative expense	(39,393)	(31,258)
Stock-based compensation	(3,407)	(3,298)

Operating income	70,967	38,515

Interest income	16,595	8,058
Interest expense	(1,780)	(2,071)
Foreign currency transactions losses, net	(1,369)	(1,019)
Other income (expenses), net	(5,563)	2,208

Income before taxes from continuing operations	78,850	45,691
Provision for income taxes:
Income taxes	(15,150)	(2,707)
Resource property revenue taxes	(5,104)	(2,986)

	(20,254)	(5,693)

Income before minority interests, continuing operations	58,596	39,998
Minority interests	(691)	(1,872)

Income from continuing operations	57,905	38,126
Loss from discontinued operations, net of tax	—	(7,595)

Net income	$57,905	$30,531

Basic earnings per share
from continuing operations	$1.91	$1.27
from discontinued operations	0.00	(0.25)

	$1.91	$1.02

Diluted earnings per share
from continuing operations	$1.89	$1.25
from discontinued operations	0.00	(0.25)

	$1.89	$1.00

Weighted average of common shares outstanding — basic	30,360,179	29,834,461
Weighted average of common shares outstanding — diluted	30,628,990	30,511,709

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

Page -7-

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF INCOME (con’t)
For Three Months Ended September 30, 2008 and 2007
(unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	2008	2007

Revenues	$193,596	$150,441
Cost of revenues	157,022	129,890

Gross profit	36,574	20,551

Income from interest in resource property	9,460	5,811
General and administrative expense	(12,830)	(11,006)
Stock-based compensation	(1,281)	(843)

Operating income	31,923	14,513

Interest income	5,720	2,728
Interest expense	(819)	(512)
Foreign currency transactions losses, net	7,652	608
Other expenses, net	(2,200)	(1,210)

Income before taxes from continuing operations	42,276	16,127
Provision for income taxes:
Income taxes	(9,044)	5,808
Resource property revenue taxes	(2,013)	(1,338)

	(11,057)	4,470

Income before minority interests, continuing operations	31,219	20,597
Minority interests	(415)	(870)

Income from continuing operations	30,804	19,727
Loss from discontinuing operations, net of tax	—	(7,945)

Net income	$30,804	$11,782

Basic earnings per share
from continuing operations	$1.01	$0.65
from discontinued operations	0.00	(0.26)

	$1.01	$0.39

Diluted earnings per share
from continuing operations	$1.01	$0.64
from discontinued operations	0.00	(0.26)

	$1.01	$0.38

Weighted average of common shares outstanding — basic	30,514,255	30,294,782
Weighted average of common shares outstanding — diluted	30,649,899	31,013,973

– MORE –

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. REPORTS 2008 THIRD QUARTER AND NINE-MONTH RESULTS

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KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

FINANCIAL SUMMARY
As of September 30, 2008
(unaudited)
(U.S. Dollars in Thousands, Except per Share Data and Ratios)

Cash, cash equivalents and short-term cash deposits	$399,512
Short-term securities	8,860
Restricted cash	31,338
Working capital	297,133
Total assets	847,930
Shareholders’ equity	351,616
Book value per share	11.52
Current ratio	1.72
Long-term debt to equity ratio	0.04

# # # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

/s/  James B. Busche
James B. Busche, President and Chief Executive Officer
Date: November 12, 2008